As filed with the Securities and Exchange Commission on March 9, 2010
Registration No. 333-162317

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Pre-Effective Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
PAB BANKSHARES, INC.
(Exact Name of Registrant as Specified in Its Charter)

Georgia	6022	58-1473302
(State or Other Jurisdiction of	(Primary Standard Industrial	(IRS Employer
Incorporation or Organization)	Classification Number)	Identification Number)
3250 North Valdosta Road
Valdosta, Georgia 31602
(229) 241-2775
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
Donald J. Torbert, Jr.
President and Chief Executive Officer
PAB Bankshares, Inc.
3250 North Valdosta Road
Valdosta, Georgia 31602
(229) 241-2775
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)
Copies of Communications to:

Thomas O. Powell	J. Brennan Ryan
David W. Ghegan	Charles D. Vaughn
Troutman Sanders LLP	Nelson Mullins Riley & Scarborough LLP
600 Peachtree Street, N.E., Suite 5200	201 17th Street NW, Suite 1700
Atlanta, Georgia 30308	Atlanta, Georgia 30363
(404) 885-3000	(404) 322-6000
     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑
CALCULATION OF REGISTRATION FEE

	Proposed
	Maximum
Title of each Class of	Aggregate	Amount of
Securities to be Registered	Offering Price(1)	Registration Fee(2)
Common Stock, no par value per share	$85,000,000	$6,060.50

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o).

(2)	Includes $512.66 previously paid on October 2, 2009.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 9, 2010
PRELIMINARY PROSPECTUS
[•] Shares
Common Stock
     We are offering [•] shares of our common stock. Our common stock is listed on the NASDAQ Global Select Market under the symbol “PABK.” The last reported sales price of our common stock on March 8, 2010 was $1.22 per share.
     Investing in our common stock involves risks. You should read the “Risk Factors” section beginning on page 15 before you make your investment decision.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount(1)	$	$

Proceeds, before expenses, to PAB Bankshares, Inc.	$	$

(1)	The underwriting discount is $[•] per share, except with respect to up to an aggregate maximum purchase price of $[•] reserved for sale to our officers, directors and employees for which the underwriting discount is $[•] per share.

     The underwriter has the option to purchase up to [•] additional shares of common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus solely to cover over-allotments, if any.
     Our shares of common stock are unsecured, not deposits, savings accounts or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
     The underwriter expects to deliver the common stock on or about [•], 2010 only in book-entry form through the facilities of The Depository Trust Company.
The date of this prospectus is [•], 2010.

ABOUT THIS PROSPECTUS
     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell shares of common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus regardless of the time of delivery of this prospectus or any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus.
     In this prospectus, we rely on and refer to information and statistics regarding the banking industry and the banking markets in Georgia and Florida. We obtained this market data from independent publications or other publicly available information.
     No action is being taken in any jurisdiction outside the United States to permit a public offering of our shares of common stock or possession or distribution of this prospectus in such a jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.
     Unless the context indicates otherwise, all references in this prospectus to “PAB,” “we,” “us” and “our” refer to PAB Bankshares, Inc. and our wholly owned subsidiary, The Park Avenue Bank, except that in the discussion of our capital stock and related matters, these terms refer solely to PAB Bankshares, Inc. and not to its subsidiary. All references to the “Bank” refer to The Park Avenue Bank only.

i

SUMMARY
     The following summary contains material information about us and this offering. Because it is a summary, it may not contain all of the information that is important to you. Before making a decision to invest in our common stock, you should read this prospectus carefully, including the section entitled “Risk Factors,” and the information incorporated by reference in this prospectus, including our audited consolidated financial statements and the accompanying notes in our Annual Report on Form 10-K for the year ended December 31, 2009.
Overview
     PAB Bankshares, Inc. is a bank holding company headquartered in Valdosta, Georgia. Our company was organized and incorporated in 1982 under the laws of the State of Georgia as the holding company for The Park Avenue Bank, a state chartered bank that was founded in 1956. We have a tradition of community banking in South Georgia spanning more than five decades. In 2000, we expanded into higher growth metropolitan markets in North Georgia and Florida to leverage the excess deposits of our South Georgia franchise. Currently, the Bank operates with 13 branches located in seven counties in South Georgia, where we have developed a leading market share in several of these communities; four branches located in three counties in North Georgia; and one branch located in Ocala, Florida. As of December 31, 2009, we had:
•	total assets of $1.23 billion,

•	total loans of $805.3 million,

•	total deposits of $1.05 billion and

•	stockholders’ equity of $50.6 million.
As further described below, we have been operating under a Written Agreement with the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and the Georgia Department of Banking and Finance (the “Georgia Department”) since July 14, 2009.
     We provide a sophisticated banking platform that is competitive with larger institutions while maintaining a level of service that is typical of a community bank. As a result, we believe our customer service exemplifies our motto that we are “Large enough to serve your needs... Small enough to know your name.” The Bank offers traditional banking products and services to commercial and individual customers in our markets. Our product line includes loans to small- and medium-sized businesses, residential and commercial construction and development loans, commercial real estate loans, farmland and agricultural production loans, residential mortgage loans, home equity loans, consumer loans and a variety of commercial and consumer demand, savings and time deposit products. We originate conforming residential mortgages for customers in our markets and sell these mortgages to third-party mortgage investors. We also offer internet banking, on-line cash management, electronic bill payment services, safe deposit box rentals, telephone banking, credit and debit card services, remote depository products and the availability of a network of ATMs to our customers. In addition, through an agreement with a third-party broker-dealer and investment advisory firm, we offer securities brokerage and investment advisory services to our customers.
     In response to the current economic downturn that has severely affected our financial condition, we have proactively taken measures to address our credit quality, improve our capital position and preserve our liquidity, including the following:
•	we raised $13.4 million in Tier 1 capital in September 2009 through two private placements of preferred stock that immediately converted into common stock;

•	we restructured our executive management team;

•	we strengthened our credit department through the creation of a Special Assets Group and the recruitment of several senior personnel whose sole focus is the resolution of our problem assets;

•	we improved the identification, tracking and resolution of our problem assets by implementing a robust credit review process and creating an internal accounting system that isolates and tracks all of our nonperforming assets into a virtual “bad bank”;

•	we entered into a definitive agreement in February 2010 to sell five of our branches in markets that do not fit within our long term strategic plan, a transaction that we expect to be accretive to our earnings and capital position;

•	we reduced our operational costs by 13% (on an annualized basis) through the implementation of several cost cutting measures over the past 18 months; and

•	we maintained a strong liquidity position while reducing our reliance on brokered deposits by approximately $73.6 million, or 36%, from December 31, 2008 to December 31, 2009.
     As a result of these aggressive responses to the economic situation, and with the additional capital we expect to raise upon the successful completion of this offering, we believe we will be able to liquidate substantially all of our nonperforming assets over the next 18 months. Consequently, we expect to return to profitability in 2012 with a healthy balance sheet and a strong capital position to take advantage of future strategic opportunities in our markets. From August 2008 through February 2010, over 50 institutions in Georgia and Florida were placed into FDIC receivership. We anticipate that the current economic environment will continue to create significant market dislocation and consolidation, particularly in our North Georgia and Florida markets, resulting in both organic and strategic opportunities in these markets.
Our Current Situation
     Like many financial institutions across the United States, our operations have been severely affected by the current economic crisis. The recession has reduced liquidity and credit quality within the banking system and the labor, capital and real estate markets. Dramatic declines in the housing market, specifically in our North Georgia and Florida markets, have negatively affected the credit performance of our residential construction and development loans. The economic recession has also lowered commercial real estate values in all of our markets and substantially reduced general business activity and investment. Combined, the deterioration in the residential and the commercial real estate markets has materially increased our level of nonperforming assets and charge-offs of problem loans. These market conditions and the tightening of credit have led to increased delinquencies in our loan portfolio, increased market volatility, added pressure on our capital, a lower net interest margin and net losses.
Credit Quality
     In response to the deteriorating economic conditions, we have taken a number of measures to address our credit quality. Early in 2008, we formed the Special Assets Group, which reports to our Chief Credit Officer and is comprised of bankers, workout specialists, real estate professionals and collections and recovery department personnel. Once a loan is classified as a troubled loan or falls into a default or collection/ workout situation, it is turned over to our Special Assets Group to manage the resolution process. The Special Assets Group provides assessments and progress reports, supplemented with independent reviews conducted by our credit administration and internal audit departments, to our Problem Asset Committee. Our Problem Asset Committee consists of senior members of management with expertise in credit administration, collections, accounting and real estate. The Problem Asset Committee has direct responsibility for assessing the adequacy of the risk-grading process, determining the specific allowance valuations and affirming the methodology used for determining the adequacy of our allowance for loan losses. The Problem Asset Committee reviews the assessments on all nonperforming assets over $100,000 on a quarterly basis and all nonperforming assets over $500,000 on a monthly basis.
     In December 2009, we adopted a plan that we believe will reduce our nonperforming assets over a three- to four-year period without the infusion of any additional capital. The plan establishes priorities for the orderly liquidation of real estate properties over periods that vary by type of real estate. We have written these assets down to carrying values that reflect our anticipated holding periods.
     Also in December 2009, we adopted a plan to segregate our nonperforming assets from our core banking operations by placing them under the direct supervision of the Special Assets Group. This organizational structure enables the Special Assets Group to address our nonperforming assets while our bankers manage our ongoing core banking operations and serve our customer base without the distractions created by the nonperforming assets. To lead our Special Assets Group, in January 2010 we recruited W. Keith Morris, an experienced banker who will focus solely on resolving our problem assets. Mr. Morris has over 30 years experience in lending, credit management and problem asset resolution for various community banks and super regional banks in North Georgia.
     To better track our success in managing our nonperforming assets, we used our technology platform to develop an internal accounting system that separates these nonperforming assets into a virtual “bad bank” with “branches” created along our market lines that allow us to track those assets within our different markets. We believe this internal accounting system will not only help us manage our nonperforming assets, it will help us assess and maximize our core banking operations, which will be our platform for future growth upon the successful completion of this offering and the resolution of our nonperforming assets.
     We have also engaged an independent, external loan review firm to perform quarterly targeted reviews of a cross-section of our loan portfolio. These independent loan reviews are designed to verify the accuracy of our internal risk-grading process and compliance with our loan policy and regulatory and accounting guidance. Further, we have engaged a commercial real estate firm to advise us on the management, marketing and disposition of our other real estate owned (“OREO”).
Written Agreement with the Federal Reserve and the Georgia Department of Banking and Finance
     On July 14, 2009, we entered into a Written Agreement with the Federal Reserve and the Georgia Department. The Written Agreement is based on the findings of the Federal Reserve and the Georgia Department during an examination conducted as of January 19, 2009 (the “Examination”). Under the terms of the Written Agreement, the Bank was required to prepare and submit written plans and reports to the regulators that address the following items: strengthening the Bank’s credit risk management practices; improving loan underwriting and loan administration; improving asset quality, including improving the Bank’s position on problem loans through repayment, additional collateral or other means; reviewing and revising as necessary the Bank’s allowance for loan and lease losses policy; maintaining sufficient capital at the Bank; revising and implementing a profitability plan and comprehensive budget to improve and sustain the Bank’s earnings; and improving the Bank’s liquidity position and funds management practices. We submitted the requested plans to the regulators for their review on August 26, 2009. We provide quarterly updates on these plans to our regulators and may supplement these plans and reports in the future in response to comments and requests from our regulators. While the Written Agreement remains in place, we may not pay dividends and we may not increase debt or redeem any shares of our stock without the prior written consent of our regulators.
     Since the completion of the Examination, the boards of directors of PAB Bankshares, Inc. and the Bank have aggressively taken steps to address the findings of the Examination. We have taken an active role in working with the Federal Reserve and the Georgia Department to improve the condition of the Bank and are addressing the items included in the Written Agreement on a continuing basis, including establishing new commercial real estate loan concentration limits, new policies on the use of interest reserves, and comprehensive underwriting criteria for commercial credit analysis. As described above under “ — Credit Quality,” we have also implemented plans to strengthen our problem asset management function and to reduce the level of problem assets on our balance sheet over time. We are engaged in ongoing dialogue with our regulators to remain in compliance with the terms of the Written Agreement.
     In September 2009, the Federal Reserve and Georgia Department conducted a subsequent examination. In response to concerns raised by our regulators in this examination, we have engaged an independent consultant to evaluate the qualifications of our directors and executive officers and we hired W. Keith Morris, a banker with over 30 years experience in lending, credit management and problem asset resolution, to lead our Special Assets Group in resolving our problem loans.
Loan Review
     As discussed above, we engage an external loan review firm to review our loan portfolio on a quarterly basis. Over the last four quarters, the external firm reviewed a sample of loans from all categories that totaled approximately $498.7 million, or 45.1% of the average of our loans outstanding at the time of those reviews, with the most recent review having been completed in December 2009. The purpose of these reviews is to evaluate the accuracy of our risk grading process, identify potential problem loans, and assess the level of compliance with our loan policy.

     Although these external loan reviews are effective for their stated purpose, we conducted a further internal loan review to develop a deeper understanding of the potential risks in our real estate loan portfolio. We used the results from this internal review to identify potential deficiencies within the loan portfolio not already recognized, to measure the level of resources needed to manage the problem assets held by our Special Assets Group, and to project the migration and resolution of those problem assets over time.
     During the fourth quarter of 2009, our credit analysts examined substantially all of our real estate-dependent loans in excess of $500,000. The scope of this review included loans secured by nonowner-occupied commercial real estate, commercial real estate under construction or development, residential real estate under construction or development, and other undeveloped land loans (excluding loans secured by real estate with active agricultural operations). The loans included in this review represented $291.8 million, or 67.1% of all loans within those categories and 36.2% of the total loan portfolio as of December 31, 2009. This review was performed on the riskiest elements of our loan portfolio using guidance provided in the policy statement for prudent commercial real estate loan workouts published by the federal banking regulators in November 2009. Our review included an assessment of:
•	potential collateral deficiencies based on updated appraisals or discounted appraisals that took into account distressed market conditions and observed market valuations for these types of assets;

•	potential impairment issues (due to weaknesses in the debt service capabilities of the borrower or a lack of financial support from the guarantor); and

•	potential issues with problem loan management to be addressed by credit administration and our Special Assets Group.
Stress Test
     In May 2009, the Federal Reserve announced the results of the Supervisory Capital Assessment Program, or the SCAP, commonly referred to as the “stress test,” of the near-term capital needs of the 19 largest U.S. bank holding companies. Although we were not subject to the Federal Reserve’s review under the SCAP, we have conducted our own internal cumulative loss analysis or “stress test” of the Bank’s capital position using many of the same methodologies of the SCAP and applying varying loan loss assumptions to estimate a range of potential losses given the composition of our loan portfolio.
Loss Analysis
     Using the results of our fourth quarter 2009 internal loan review and our stress test on the remainder of our loan portfolio, we projected the level of potential losses on the liquidation of our nonperforming assets based on our balance sheet as of December 31, 2009. Our projections assume the migration of currently performing loans to classified or nonperforming status and the subsequent orderly liquidation of the underlying collateral on those loans, plus the liquidation of our existing nonperforming assets. Based in part on this loss analysis, we believe that we can liquidate virtually all of our nonperforming assets over a three- to four-year period if we do not raise additional capital, and that we can liquidate virtually all of our nonperforming assets over an accelerated one- to two-year period with the infusion of the additional capital provided by this offering.
     Based on the results of our stress test, and the assumptions and cumulative estimates used in our analysis, we believe that following the successful completion of this offering, we will be “well capitalized” from a regulatory capital perspective and have sufficient capital to withstand the economic challenges facing our company if the local and national economies were to become weaker in the future than is currently expected. However, if economic conditions were to improve over the next couple of years, we believe our strong capital position would permit us to take advantage of strategic opportunities within our market areas.
Recent Capital Raising Efforts
     On September 9, 2009, we completed the private placement of shares of two series of our convertible preferred stock aggregating $13.4 million that immediately converted into shares of common stock (collectively, the “Private Placements”). We are using this additional capital to support the operations of the Bank. Our directors and executive officers demonstrated their confidence in our operations and future prospects by investing approximately $5.2 million of the approximately $13.4 million we raised in the Private Placements. We believe that the funds received from the Private Placements and from this offering will provide the flexibility necessary to address our nonperforming assets in the near term and also position us to capitalize on the significant business opportunities that we believe will become available in our markets.
Sale of Branches
     On February 23, 2010, we entered into a definitive agreement to sell five of our South Georgia branches to HeritageBank of the South, including two branches located in Statesboro, one branch in Baxley, one branch in Hazlehurst, and one branch in Adel, Georgia. We expect the sale to result in a transfer of approximately $52 million in loans; $72 million in demand deposits, savings and money market accounts; and $26 million in certificates of deposits. We expect the transaction to close in the second quarter of 2010, subject to regulatory approval and other customary conditions. We believe this transaction will be accretive to our capital position. If the transaction had been completed as of December 31, 2009, it would have increased our total risk based capital ratio by 0.5%. We also believe this transaction will be accretive to our earnings stream based on the net interest margin of those branches and the reduction in operating costs and corporate overhead costs associated with those branches. Strategically, we believe this branch sale will allow us to focus on our core markets where we have a stronger presence and market share.
Liquidity
     During 2008, we faced aggressive advertising for deposits from competitors offering higher interest rates in our North Georgia and Florida markets. During the second half of 2008, we decided not to compete in those markets for these higher-priced deposits, and we reduced our excess liquidity to limit the impact on our earnings in the declining-rate environment. Although historically we have not used brokered deposits as a substantial funding source for our banking operations, in 2008 we elected to use brokered deposits and advances from the FHLB, which then were at lower rates than retail deposits in these markets, to fund our balance sheet in the first half of 2008. Then, during the third quarter of 2008, as concerns over global market instability and economic weakness increased, we further used brokered deposits to build up our liquidity and strengthen our balance sheet. During this time, brokered deposits increased by $171 million, and advances from the FHLB increased $23.4 million during 2008. The total increase in brokered deposits excludes $46.7 million in retail deposits placed in the Certificate of Deposit Account Registry Service, or CDARS, reciprocal deposits program during 2008. CDARS deposits must be classified as brokered deposits under applicable banking regulations.
     As of December 31, 2009, the Bank did not meet the regulatory capital ratios required to meet “well-capitalized” standards. Accordingly, we are unable to renew any brokered certificates of deposit or attract new brokered certificates of deposit without prior regulatory approval. Because we have increased our liquidity and reduced our reliance on brokered deposits from 18.4% of our total deposits at December 31, 2008 to 12.7% at December 31, 2009, however, we do not believe that these restrictions will adversely affect us. At December 31, 2009, we had approximately $142.7 million, or approximately 11.6% of our total assets, in cash balances on account at the Federal Reserve. This is almost three times the level of liquidity that we would normally expect to carry for our banking operations.
     Under the Written Agreement, we were required to submit to our banking regulators a timetable to reduce our reliance on borrowing and short-term wholesale funding, including brokered deposits, and we have complied with the timetable we submitted. We believe we have sufficient liquidity and funding sources available to replace these brokered deposits as they come due. In the future, we plan to rely primarily on retail deposits in our North Georgia, South Georgia and Florida markets to fund our banking operations. Regulatory restrictions on the rates offered for deposit accounts in our markets took effect in January 2010, and we believe those restrictions will help reduce aggressive pricing of many of our competitors in North Georgia and Florida and eventually lower our cost of funds in these markets.
Cost Savings
     We have taken prudent measures to control expenses and reduce unnecessary overhead to maintain a core level of operating earnings to cover the cost of managing our credit problems. We closed our Jacksonville, Florida and Gwinnett County, Georgia branch offices in January 2009. We have eliminated 62 employee positions, which equals 19% of our total payroll, since June 2008. We have also significantly reduced our other noninterest expenses, excluding increases associated with FDIC insurance premiums and OREO and collection expenses. In December 2009, in light of limited loan demand and capital limitations on our ability to grow our loan portfolio, we closed our loan production offices in Forsyth County, Georgia and St. Augustine, Florida to further reduce our overhead expenses. Through the implementation of these cost cutting measures, we have reduced our operational costs by 13% (on an annualized basis) over the past 18 months. We also believe that our pending sale of five branches in South Georgia will further reduce our ongoing operating expenses.
Our Management Team
     We have assembled a deeply talented and experienced management team with extensive banking and financial management backgrounds. In October 2009, we completed the restructuring of our executive management team to increase our operational efficiency. As part of our restructuring, Donald J. “Jay” Torbert, Jr. was elected President and Chief Executive Officer, and the roles and responsibilities of our executive officers reporting to Mr. Torbert have been realigned and more clearly defined to better reflect the most essential components of our business. Specifically, we created the position of Chief Banking Officer to manage our core community banking operations and oversee our various market presidents. We strengthened our credit administration by consolidating all functions, including our Special Assets Group, under our Chief Credit Officer and we improved the depth of expertise in this area with the addition of Mr. Morris to lead our Special Assets Group.
     Our executive management team now consists of the following members:
     Donald J. “Jay” Torbert, Jr. was appointed to serve as our President and Chief Executive Officer in April 2009 upon the retirement of M. Burke Welsh, Jr., our former President and Chief Executive Officer. Mr. Torbert joined PAB in 2000 and had previously served as our Executive Vice President and Chief Financial Officer since 2001. Mr. Torbert is a certified public accountant with over 16 years experience in bank financial management, audit and accounting, taxation and regulatory matters. Mr. Torbert’s strong financial background, organizational and risk management skills and strategic focus complement our other executive officers who have extensive experience in managing loan portfolios and banking operations.
     George D. Henderson, an Executive Vice President, has served since October 2009 as our Chief Banking Officer, a new position in our management structure. Mr. Henderson had previously served as our Chief Credit Officer since April 2007, where he was primarily responsible for identifying potential problem loans within the loan portfolio, establishing the Special Assets Group and the Problem Asset Committee, and supervising the transition of those problem assets from banking personnel to the Special Assets Group. In his new position as Chief Banking Officer, Mr. Henderson manages the community banking operations in our Georgia and Florida markets. Mr. Henderson has been with PAB since 2002 and has over 33 years of experience in commercial banking with various financial institutions in Georgia, including significant experience in restructuring of banking institutions.
     David H. Hammond was appointed to serve as an Executive Vice President and our Chief Credit Officer in October 2009. Mr. Hammond has been with PAB since 2005 and has over 25 years experience in credit positions with various financial institutions. In his role as Chief Credit Officer, Mr. Hammond is responsible for the overall administration, mentoring and policy management of the Bank’s loan portfolio. The Special Assets Group reports to Mr. Hammond. Before joining PAB, Mr. Hammond served as a senior credit officer for SouthTrust until it was acquired by Wachovia in 2004.
     W. Keith Morris recently joined PAB in January 2010 as a Senior Vice President and will lead our Special Assets Group in resolving our problem loans and reporting to the Problem Asset Committee. Mr. Morris has over 30 years experience in lending, credit management and problem asset resolution for various community banks and super regional banks in North Georgia. Before joining PAB, Mr. Morris was a founder and chief executive officer of a Georgia community bank that was merged with another Georgia community bank in 2008.
     Nicole S. Stokes has served as our Chief Financial Officer since April 2009 and was promoted from Senior Vice President to Executive Vice President in October 2009. Ms. Stokes previously served as our Vice President and Controller since December 2005. Before joining PAB, Ms. Stokes was a CPA in private practice and worked as an accountant for seven years for a regional and a community bank.
     R. Wesley Fuller, an Executive Vice President, has served since October 2009 as our Chief Administrative Officer, a new position in our management structure, and our Treasurer. Mr. Fuller previously served as our Director of Operations, where he was responsible for overseeing various aspects of our banking operations, including loan and deposit activities, data processing, information technology, compliance, marketing and human resources. With his recent appointment as our Chief Administrative Officer and Treasurer, Mr. Fuller is now responsible for managing all corporate administrative functions and our non-traditional banking activities with an emphasis on expanding our non-interest income generation, managing our liquidity and funding sources and managing our investment portfolio. Mr. Fuller has been with PAB since 2001 and has over 25 years of banking experience, including significant experience in the integration of banking acquisitions.
     Judith S. Kelly was appointed as Executive Vice President and Chief Operations Officer in October 2009. Ms. Kelly has been with PAB since 1975 and has previously served in various roles that included managing our deposit operations area.
We have recently added even more depth to our management team by hiring two individuals with talents and experience in key areas.
     David Rogers, our new Controller, is a certified public accountant with 11 years of bank accounting and financial reporting experience. Before joining PAB, Mr. Rogers worked as an accountant in the finance department of a regional bank.
     Derek Watkins was recently hired as a Senior Vice President to develop and manage our new mortgage banking division. This division will provide a competitive product in our markets to complement our other banking products and to generate additional noninterest income. Mr. Watkins has over 18 years of experience in mortgage banking in a community banking environment.
Our Strengths
     We believe that our core banking operations, developed from more than 50 years of experience in community banking, and our geographically diverse footprint will provide us with an advantage in the future when economic conditions improve. We believe the following core strengths distinguish us from our competitors.
•	Strong Core Deposits. Customer deposits are our primary source of liquidity and funding. We have a strong core deposit base in our South Georgia market that has helped to solidify our balance sheet. We believe that a strong deposit base is crucial for a bank to maintain its stability in this market. As market conditions improve and rates for deposits become less competitive, we expect that we will be able to enhance our deposit franchise in our North Georgia and Florida markets.

•	Geographic Market Diversification. Our historically strong presence and core deposit base in South Georgia, which has not been as negatively affected by the recent downturn as other areas, has provided a level of stability to our balance sheet not available to other financial institutions whose operations are primarily focused in metropolitan Atlanta or Florida.

•	Longer-Term Growth Opportunity in Attractive North Georgia and Florida Markets. We believe that the communities in our North Georgia and Florida markets need banks that provide banking services to small businesses and local residents in those markets that the larger financial institutions are not well positioned to provide. We anticipate that the current economic environment will result in significant market dislocation and consolidation in the banking segment, particularly in our North Georgia and Florida markets, as some of our competitors may be unable to survive the severity of this downturn. From August 2008 through February 2010, over 50 institutions in Georgia and Florida were placed into FDIC receivership, and we believe that many other institutions in Georgia and Florida will not be able to survive this financial storm. While our stable franchise in South Georgia has helped us weather the current crisis, we believe that our presence in North Georgia and Florida positions us to take advantage of future market dislocation, consolidation and reduced competition for lending activities, and that we will be well positioned to attract available banking talent and grow our market share in those markets upon the successful completion of this offering.

•	Core Earnings. We believe our core operations provide a strong banking platform from which we can return to profitability in the future. Our core deposit franchise and favorable geographic footprint, combined with our decreased operational costs from our internal cost-cutting measures, has resulted in the potential for strong earnings from our core operations and a return to profitability when economic conditions improve. Our new bifurcated internal accounting system allows our management team to focus on our core operations without the distraction of our existing nonperforming assets, so that we may continue to identify and capitalize on those areas where we have a strategic advantage and improve in others.

•	Restructured Management Team. We recently completed the restructuring of our executive management team to increase our operational efficiency. Under our new organizational structure, our executive-level officers are responsible for overseeing the details of their areas of responsibility, in the context of their strategic goals, and reporting to the Chief Executive Officer and the Board of Directors on a more frequent basis. We believe the realignment of duties and responsibilities, especially in credit administration and our Special Assets Group, will allow our management team to better assess the performance of our performing assets.

•	Problem Asset Resolution. Our nonperforming asset resolution process separates our nonperforming assets from our core banking operations and places them under the supervision of our Special Assets Group. Our Special Assets Group then handles the resolution of these assets under the leadership of a recently recruited banker with significant experience handling loan workouts in leadership roles. We have created an internal accounting system that separates our nonperforming assets into a virtual “bad bank” that allows us to track those assets within our different markets. We believe this internal accounting system allows us to segregate and effectively manage our nonperforming assets and our core banking operations.

•	Distinctive Combination of Service and Systems. Our senior management team has extensive banking experience and a long-standing commitment to PAB and the communities we serve. We are focused on maintaining our strong service-oriented culture among our employees. Our mission is to develop lasting, quality banking relationships through exemplary customer service. We believe there is significant value in relationship banking relative to transactional banking. Over the past several years, we have invested in systems and support to provide a product line that we believe gives us a competitive edge over many of the smaller financial institutions in our markets. Our competitive advantage is providing a sophisticated banking platform that is competitive with larger institutions while maintaining a level of service that is typical of a community bank. As a result, we believe our customer service exemplifies our motto that we are “Large enough to serve your needs... Small enough to know your name.” We believe our systems are scaleable, which will allow for growth when economic conditions improve, and that our culture is strong enough to continue to provide the “personal touch” banking our customers value even as we grow.
The Investment Opportunity
     In summary, our executive management team has undertaken an in depth analysis of our organization and implemented a number of proactive measures that we believe will position our organization to increase our franchise value and reinvigorate our income stream when market conditions improve. Due to our efforts to strengthen our credit administration processes by placing our nonperforming assets under the supervision of our Special Assets Group and creating an internal “bad bank,” we believe we will be able to more effectively identify, monitor and resolve our nonperforming assets. Through a combination of our internal and external loan analyses, our stress test and our nonperforming assets loss analysis, we believe we have developed a clear understanding of the amount of capital required to liquidate our nonperforming assets over the next 18 months. By removing these nonperforming assets from our balance sheet, we expect that we will be able to benefit from our core earnings stream, enhanced by our recent cost cutting measures, and use our favorable tax position to protect our future earnings and increase our book value.
     We believe that after we dispose of our nonperforming assets, the capital from this offering and the earnings generated through our core balance sheet will enable us to take advantage of anticipated future market dislocation, consolidation and reduced competition for lending activities in our markets. While our North Georgia and Florida markets have been severely affected by this economic crisis, we believe that a more favorable future competitive landscape will emerge from this crisis that will allow us to attract available banking talent and organically grow our market share when the economy in each of these markets improves. Furthermore, we believe that we can capitalize on our strengthened strategic position after the liquidation of our nonperforming assets to acquire deposits, branches or banks when attractive opportunities arise in our markets.
Special Shareholders Meeting
     On January 26, 2010, at a special meeting of our shareholders, our shareholders approved an amendment to our amended and restated articles of incorporation increasing the number of authorized shares of common stock from 98,500,000 shares to 300,000,000 shares and of preferred stock from 1,500,000 shares to 10,000,000 shares.
Modification of Existing Warrants
     In the Private Placements, we issued warrants for the purchase of 1,072,060 shares of our common stock at an exercise price of $3.75 per share for a term of seven years. Following completion of this offering, we intend to modify the warrants issued in the Private Placements to provide the warrant holders with an enhanced economic benefit for their earlier investment. We propose to offer to each warrant holder the opportunity to exchange the holder’s existing warrant for a new warrant with: a reduced exercise price equal to 125% of the offering price of the shares of common stock sold in this offering; an increased number of shares that may be purchased under the warrant; and a shortened term of five years. In evaluating this transaction, our Board of Directors engaged an outside firm to perform a valuation analysis of the proposed transaction. The warrants held by members of our Board of Directors and executive officers will not be modified and will remain under the terms of their initial issuance. We presently have 675,840 warrants, which are not held by directors or executive officers, that we expect to participate in this warrant modification. Upon completion of this proposed transaction, we expect to have warrants to purchase a maximum of 2,423,740 shares of common stock.
Corporate Information
     Our principal executive office is located at 3250 North Valdosta Road, Valdosta, Georgia 31602. Our telephone number is (229) 241-2775. Information about PAB is available on our internet website www.pabbankshares.com and information about the Bank is available at www.parkavebank.com. The information contained on our websites or that can be accessed through our websites does not constitute part of this prospectus and is not incorporated in any manner into this prospectus.
     Our common stock trades on the NASDAQ Global Select Market under the ticker symbol “PABK.”

THE OFFERING

Common stock offered by PAB Bankshares, Inc.	[•] shares (or [•] shares if the underwriter exercises in full its over-allotment option to purchase additional shares).

Common stock to be outstanding after this offering	[•] shares (or [•] shares if the underwriter exercises in full its over-allotment option to purchase additional shares).

Net proceeds	The net proceeds, after underwriting discount and estimated expenses, to us from the sale of the common stock offered will be approximately $[•] million (or approximately $[•] million if the underwriter exercises its over-allotment option in full).

Use of proceeds	We intend to use the proceeds of the offering to improve our regulatory capital position, to invest in the Bank to improve its regulatory capital position and to retain the remainder of any proceeds at PAB for general corporate purposes.

The NASDAQ Global Select Market	Our shares of common stock are currently listed for trading on the NASDAQ Global Select Market under the ticker symbol “PABK.”

Risk factors	Investing in our common stock involves risks. Before investing, you should carefully consider risks described in the section entitled “Risk Factors,” beginning on page 15 of this prospectus.

     The number of shares of common stock that will be outstanding after the closing of this offering includes 13,795,040 shares of common stock outstanding as of February 26, 2010, but does not include:
•	[•] shares of common stock issuable pursuant to the underwriter’s over-allotment option;

•	[•] shares of common stock that may be issued upon the exercise of options outstanding, with a weighted average exercise price of $[•] per share; and

•	[•] shares of common stock reserved for issuance upon the exercise of warrants, with a weighted average exercise price of $[•] per share.

SELECTED CONSOLIDATED FINANCIAL DATA
     Our selected consolidated financial data presented below as of and for the years ended December 31, 2005 through 2009 are derived from our audited consolidated financial statements. In the opinion of our management, these amounts contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly our financial position and results of operations for such periods in accordance with generally accepted accounting principles. Our results for the year ended December 31, 2009 are not necessarily indicative of our financial position or results of operations for any future period.
     You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2009, which has been incorporated in this prospectus by reference.

	Year ended December 31,
(In thousands, except per share and other data)	2009	2008	2007	2006	2005

Summary of Operations:
Interest income	$59,881	$70,984	$84,676	$77,566	$59,371
Interest expense	31,571	36,218	42,210	33,555	20,398

Net interest income	28,310	34,766	42,466	44,011	38,973
Provision for loan losses	51,188	18,050	2,400	—	1,189
Other income	4,535	4,403	5,991	5,380	5,813
Other expense	40,573	30,584	29,590	28,167	24,778

Income (loss) before income tax expense (benefit)	(58,916)	(9,465)	16,467	21,224	18,819
Income tax expense (benefit)	(7,744)	(3,554)	5,681	7,488	6,366

Net income (loss)	$(51,172)	$(5,911)	$10,786	$13,736	$12,453

Balance Sheet:
Total assets	$1,231,945	$1,350,103	$1,198,671	$1,120,804	$1,017,326
Earning assets	1,095,456	1,259,495	1,116,776	1,048,239	957,918
Loans	805,314	956,687	921,349	820,304	752,938
Allowance for loan losses	29,314	19,374	12,906	11,006	11,079
Deposits	1,045,215	1,123,703	980,149	908,483	815,681
Stockholders’ equity	50,587	91,601	97,676	95,316	87,001

Per Share Data*:
Outstanding at year or period end	13,795,040	9,324,407	9,406,956	9,688,708	9,652,756
Weighted average outstanding	10,708,466	9,335,376	9,602,535	9,683,173	9,698,514
Diluted weighted average outstanding	10,708,466	9,335,376	9,744,063	9,890,728	9,870,633
Book value per common share	$3.67	$9.82	$10.38	$9.84	$9.01
Tangible book value per common share	3.67	9.18	9.75	9.22	8.39
Net income (loss) — basic	(4.78)	(0.63)	1.12	1.42	1.28
Net income (loss) — diluted	(4.78)	(0.63)	1.11	1.39	1.26
Dividends declared	—	0.24	0.57	0.53	0.47
Dividend payout ratio	—	37.16%	50.43%	37.36%	36.29%

Profitability Ratios:
Return (loss) on average assets	n/m	n/m	0.93%	1.29%	1.31%
Return (loss) on average equity	n/m	n/m	11.00%	14.99%	14.58%
Net interest margin (fully tax equivalent)	2.38%	3.04%	3.93%	4.43%	4.40%
Efficiency ratio	112.30%	70.01%	60.74%	55.88%	54.94%

	Year ended December 31,
	2009	2008	2007	2006	2005

Liquidity Ratios:
Total loans to total deposits	77.05%	85.14%	94.00%	90.29%	92.31%
Average loans to average earning assets	75.97%	81.95%	80.53%	78.84%	79.30%
Noninterest-bearing deposits to total deposits	9.61%	8.11%	9.12%	11.11%	13.23%
Nonbrokered deposits to total deposits**	84.45%	77.46%	96.37%	95.84%	94.84%

Capital Adequacy Ratios:
Tangible common equity to tangible assets	4.1%	6.4%	7.7%	8.0%	8.0%
Tangible equity to tangible assets	4.1%	6.4%	7.7%	8.0%	8.0%
Tier 1 leverage ratio	4.7%	7.0%	8.5%	9.1%	9.2%
Tier 1 risk-based capital ratio	6.8%	9.0%	10.0%	11.1%	11.1%
Total risk-based capital ratio	8.1%	10.3%	11.3%	12.3%	12.4%

Asset Quality Ratios:
Net charge-offs to average loans	4.50%	1.21%	0.06%	0.01%	(0.12)%
Nonperforming loans to total loans	11.57%	5.79%	1.24%	0.49%	1.04%
Nonperforming assets to total assets	15.04%	5.98%	1.49%	0.45%	0.78%
Allowance for loan losses to total loans	3.64%	2.03%	1.40%	1.34%	1.47%
Allowance for loan losses to nonperforming loans	31.46%	34.96%	112.79%	271.95%	140.98%
Nonperforming assets to stockholders’ equity plus loan loss reserves	231.89%	72.71%	16.10%	4.74%	8.05%

Other Data:
Number of locations	20	20	23	22	21
Number of employees	270	299	327	321	300

*	2007 and prior periods adjusted for 2% stock dividend paid on July 15, 2008.

**	Nonbrokered deposits exclude time deposits and brokered deposits placed in the CDARS programs.

n/m	means “not meaningful”
GAAP Reconciliation and Management Explanation for Non-GAAP Financial Measures is included below the following two tables.

Summary of Nonperforming Assets
At December 31, 2009, our nonperforming loans consisted of:

Net
	Carrying		Average Carrying
Category	Value *	Collateral Description	Value/ Unit
Construction and Development	$30.5 million	24 parcels of undeveloped land totaling 2,813 acres	$9,400 per residential acre $14,900 per commercial acre

Construction and Development	$5.1 million	310 residential lots	$16,500 per lot

1-4 Family Residential	$10.8 million	82 houses	$132,000 per house

Commercial Real Estate	$29.5 million	33 commercial properties	$892,200 per property

Agriculture	$2.0 million	3 parcels of farm land totaling 373 acres	$5,400 per acre

Commercial and Industrial	$357,000	Non-real estate collateral	$35,700 per loan

Multi-Family Residential	$2.1 million	9 condominium units	$232,700 per unit

Consumer	$373,000	Non-real estate collateral	$53,000 per loan

Total	$80.7 million

*	The term “net carrying value” represents the book value of the loan less any allocated allowance for loan losses.

At December 31, 2009, our foreclosed real estate included:

Category	Book Value	Description	Average Value/ Unit
Construction and Development	$39.3 million	33 parcels of undeveloped land totaling 1,773 acres	$11,300 per residential acre $72,300 per commercial acre

Construction and Development	$17.8 million	794 residential lots	$22,400 per lot

1-4 Family Residential	$8.6 million	69 houses	$132,200 per house

Commercial Real Estate	$19.1 million	28 commercial properties	$681,500 per property

Multi-Family Residential	$6.4 million	8 condominium units	$800,000 per unit

Total	$91.2 million

GAAP Reconciliation and Management Explanation for Non-GAAP Financial Measures
     Certain financial information included in “Selected Consolidated Financial Data” above is determined by methods other than in accordance with GAAP. “Tangible book value per common share,” “tangible common equity to tangible assets” and “tangible equity to tangible assets” are non-GAAP financial measures that our management uses in its analysis of our performance.
     “Tangible book value per common share” is defined as total equity reduced by recorded intangible assets divided by total common shares outstanding. This measure is important to investors interested in changes from period to period in book value per share exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing total book value while not increasing the tangible assets of the company. For companies that have engaged in multiple business combinations, purchase accounting can result in the recording of significant amounts of goodwill related to such transactions.
     “Tangible common equity to tangible assets” is defined as total common equity reduced by recorded intangible assets divided by total assets reduced by recorded intangible assets. This measure is important to investors interested in the equity to assets ratio exclusive of the effect of changes in intangible assets on equity and total assets.
     “Tangible equity to tangible assets” is defined as total equity reduced by recorded intangible assets divided by total assets reduced by recorded intangible assets. This measure is important to investors interested in the equity to assets ratio exclusive of the effect of changes in intangible assets on equity and total assets.
     These disclosures should not be viewed as a substitute for results determined in accordance with GAAP, and are not necessarily comparable to non-GAAP performance measures that other companies may use. The following reconciliation table provides a more detailed analysis of these non-GAAP performance measures.

	Year ended December 31,
	2009	2008	2007	2006	2005

Book value per common share*	$3.67	$9.82	$10.38	$9.84	$9.01
Effect of intangible assets per share*	—	0.64	0.63	0.62	0.62

Tangible book value per common share*	$3.67	$9.18	$9.75	$9.22	$8.39

Equity**	$50,587	$91,601	$97,676	$95,316	$87,001
Intangible Assets	—	5,985	5,985	5,985	5,985

Tangible Equity**	$50,587	$85,616	$91,691	$89,331	$81,016

Assets	$1,231,945	$1,350,103	$1,198,671	$1,120,804	$1,017,326
Intangible Assets	—	5,985	5,985	5,985	5,985

Tangible Assets	$1,231,945	$1,344,118	$1,192,686	$1,114,819	$1,011,341

Equity to Assets**	4.1%	6.8%	8.1%	8.5%	8.6%
Effect of Intangible Assets	—	0.4%	0.4%	0.5%	0.6%

Tangible Equity to Tangible Assets**	4.1%	6.4%	7.7%	8.0%	8.0%

*	2007 and prior periods adjusted for 2% stock dividend paid on July 15, 2008.

**	As of December 31, 2009 and for all prior periods, we do not have and have not previously had at any year end any preferred stock outstanding. As a result, tangible equity and tangible common equity are the same.

RISK FACTORS
     An investment in our common stock involves a high degree of risk. In evaluating an investment in the common stock, you should consider carefully the risks described below, which discuss the most significant factors that affect an investment in our common stock, together with the other information included or incorporated by reference in this prospectus, including the risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2009 and the risks we have highlighted in other sections of this prospectus. If any of the events described in the following risk factors actually occurs, or if additional risks and uncertainties not presently known to us or that we currently deem immaterial, materialize, then our business, results of operations and financial condition could be materially adversely affected. The risks discussed below include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.
Risks Related to Our Company
We have entered into a written agreement with our regulators that requires us to take specified actions.
     On July 14, 2009, we entered into a Written Agreement with the Federal Reserve Bank of Atlanta and the Georgia Department of Banking and Finance. The failure to comply with the terms of the Written Agreement could result in significant enforcement actions against us of increasing severity, up to and including a regulatory takeover of our bank subsidiary. Under the terms of the Written Agreement, the Bank has prepared and submitted written plans and reports to the regulators that address the following items: strengthening the Bank’s credit risk management practices; improving loan underwriting and loan administration; improving asset quality, including improving the Bank’s position on problem loans through repayment, additional collateral or other means; reviewing and revising as necessary the Bank’s allowance for loan and lease losses policy; maintaining sufficient capital at the Bank; revising and implementing a profitability plan and comprehensive budget to improve and sustain the Bank’s earnings; and improving the Bank’s liquidity position and funds management practices. We may supplement these plans and reports in the future in response to comments and requests from our regulators. In addition, we may have to agree to maintain higher capital ratios than we currently maintain.
     While the Written Agreement remains in place, we may not pay dividends and take certain other actions, and we may not increase debt or redeem any shares of our stock without the prior written consent of the regulators. The Bank’s regulators have considerable discretion in whether to grant required approvals, and we may not be able to obtain those approvals if requested, which would affect our ability to resume payments of dividends or distributions in the future.
     If we fail to comply with the terms of our Written Agreement, the regulators have broad authority to take additional actions against PAB, including assessing civil fines and penalties, imposing cease and desist orders and removing officers and directors, as well as taking control of the Bank.
Difficult market conditions and economic trends have adversely affected our industry and our business and may continue to do so.
     Our business has been directly affected by market conditions, trends in industry and finance, legislative and regulatory changes, and changes in governmental monetary and fiscal policies and inflation, all of which are beyond our control. Beginning in the second half of 2007 and continuing through 2010, the financial markets were highlighted by significant volatility associated with subprime mortgages, including adverse impacts on credit quality and liquidity within the financial markets. As a result of this significant downturn, we have experienced dramatic declines in the housing market with decreasing home prices and increasing delinquencies and foreclosures, which have negatively impacted the credit performance of our loans and resulted in increases in the level of our nonperforming assets and charge-offs of problem loans. At the same time, competition among depository institutions for deposits has increased significantly. Bank and bank holding company stock prices have been negatively affected, as has the ability of banks and bank holding companies to raise capital or borrow in the debt markets compared to recent years. These market conditions and the tightening of credit have led to increased deficiencies in our loan portfolio, increased market volatility and widespread reduction in general business activity.
     As a result of the negative developments in the financial industry, new federal and state laws and regulations regarding lending and funding practices and liquidity standards have been enacted, and bank regulatory agencies have been, and are expected to continue to be, aggressive in responding to concerns and trends identified in examinations. Difficult market conditions and the impact of the new legislation in response to those developments could restrict our business operations, including our ability to originate loans. If the communities in which we operate do not recover and grow as anticipated or if prevailing economic conditions locally or nationally do not improve, our business may continue to be negatively impacted. The current economic downturn, increase in unemployment, and other events that have negatively affected household and/or corporate incomes both nationally and locally have decreased the demand for loans and our other products and services and have increased the number of customers who fail to pay interest or principal on their loans. Furthermore, if the economy improves in the future, we may not benefit from any market growth or favorable economic conditions in our market areas if they do occur.
Due to our high concentration of loans secured by real estate, deteriorating conditions in our North Georgia and Florida markets have adversely affected us and may continue to do so, leading to higher loan charge-offs or an increase in our provision for loan losses.
     As of December 31, 2009, approximately 86% of our total loans were secured by real estate. In 2007, the housing and real estate sectors in our markets experienced an economic downturn that accelerated through 2009 and has continued in 2010. The downturn has most affected us in our North Georgia market, particularly on the south side of Atlanta, and in our Florida market. We had a significant presence in residential construction and development lending in both of these markets. At December 31, 2009, approximately 51% of our residential construction and development loans, 25% of our residential mortgages and approximately 59% of our nonperforming assets were in our North Georgia markets, while approximately 15% of our residential construction and development loans, 5% of our residential mortgages and 23% of our nonperforming assets were in our Florida market. The majority of our customers who were residential builders carried inventories of lots for new construction. The supply of vacant, developed lots has increased dramatically as the number of new building permits and housing starts decreased. In addition, between August 2008 and February 2010, the FDIC placed over 50 Georgia- and Florida-based financial institutions into receivership, and we believe that others will be placed in receivership in the future. The subsequent sale of the assets of these financial institutions at depressed prices could continue to negatively affect the value of our real estate collateral and other real estate owned. We believe that it may take more than five years for the market to fully absorb the existing lot inventories in some areas on the south side of the Atlanta market. If economic conditions continue to worsen or deteriorate, it could lead to additional charge-offs and further increases in our allowance for loan losses.
If our allowance for loan losses is not sufficient to cover actual loan losses, or if credit delinquencies increase, our losses could increase.
     Our success depends, to a significant extent, on the quality of our assets, particularly loans. Like other financial institutions, we face the risk that our customers will not repay their loans, that the collateral securing the payment of those loans may be insufficient to assure repayment, and that we may be unsuccessful in recovering the remaining loan balances. The risk of loss varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, for many of our loans, the value of the real estate and other assets serving as collateral. Management makes various assumptions and judgments about the collectibility of our loan portfolio after considering these and other factors. Based in part on those assumptions and judgments, we maintain an allowance for loan losses in an attempt to cover any loan losses that may occur. In determining the size of the allowance, we also rely on an analysis of our loan portfolio based on historical loss experience, volume and types of loans, trends in classification, delinquencies and non-accruals, national and local economic conditions and other pertinent information, including the results of external loan reviews. Despite our efforts, our loan assessment techniques may fail to properly account for potential loan losses, and, as a result, our established loan loss reserves may prove insufficient. If we are unable to generate income to compensate for these losses, they could have a material adverse effect on our operating results.
     In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our allowance for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Higher charge-off rates and an increase in our allowance for loan losses may hurt our overall financial performance and may increase our cost of funds. For the year ended December 31, 2009, we recorded $51.19 million as a provision for loan losses, compared to $18.05 million recorded in 2008. The increase was due primarily to the $37.8 million increase in the level of nonperforming loans during 2009. Although we expect to continue to increase our allowance for loan losses in 2010, our allowance may not be adequate to cover future loan losses given current and future market conditions.

We are subject to extensive regulation that could limit or restrict our activities and adversely affect our earnings.
     We operate in a highly regulated industry and are subject to examination, supervision and comprehensive regulation by various federal and state agencies. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. Our failure to comply with these requirements can lead to, among other remedies, administrative enforcement actions, termination or suspension of our licenses, rights of rescission for borrowers, and class action lawsuits. Many of these regulations are intended to protect depositors, the public and the FDIC rather than shareholders. The laws and regulations applicable to the banking industry are changing rapidly to reflect the government’s concerns about the economy and the banking system, and these changes may adversely affect our business and profitability. Changes to statutes, regulations or regulatory policies, and the interpretation and implementation of new statutes, regulations or policies could affect us in substantial and unpredictable ways, including limiting the types of financial services and products we may offer and/or increasing the ability of nonbanks to offer competing financial services and products.
     In addition, like other registrants, we are subject to the requirements of the Sarbanes-Oxley Act of 2002. Failure to have in place adequate programs and procedures could cause us to have gaps in our internal control environment, putting PAB and its shareholders at risk of loss.
     These and other potential changes in government regulation or policies could increase our costs of doing business and could adversely affect our operations and the manner in which we conduct our business.
Recent legislative and regulatory initiatives to address the current difficult market and economic conditions may not achieve the desired effect.
     Beginning in October 2008, a host of legislation has been enacted in response to the financial crises affecting the banking system and financial markets and the threats to investment banks and other financial institutions. These include the following:
•	On October 3, 2008, President Bush signed into law the Emergency Economic Stabilization Act (“EESA”), under which the U.S. Treasury Department has the authority, among other things, to purchase up to $700 billion of mortgages, mortgage-backed securities and certain other financial instruments from financial institutions under the Troubled Asset Relief Program for the purpose of stabilizing and providing liquidity to the U.S. financial markets.

•	On October 14, 2008, the Treasury Department announced the Capital Purchase Plan under the EESA pursuant to which it would purchase senior preferred stock and warrants to purchase common stock from participating financial institutions.

•	On November 21, 2008, the FDIC adopted a Final Rule with respect to its Temporary Liquidity Guarantee Program pursuant to which the FDIC will guarantee certain “newly-issued unsecured debt” of banks and certain holding companies and also guarantee, on an unlimited basis, non-interest bearing bank transaction accounts.

•	On February 10, 2009, the Treasury Department announced the Financial Stability Plan under the EESA, which is intended to further stabilize financial institutions and stimulate lending across a broad range of economic sectors.

•	On February 18, 2009, President Obama signed the American Recovery and Reinvestment Act, a broad economic stimulus package that included additional restrictions on, and potential additional regulation of, financial institutions.

•	On March 18, 2009, the Federal Reserve announced its decision to purchase as much as $300 billion of long-term treasuries in an effort to maintain low interest rates.

•	On March 23, 2009, the Treasury Department announced the Public-Private Investment Program, which will purchase real estate related loans from banks and securities from the broader markets, and is intended to create a market for those distressed debt and securities.
     Each of these programs was implemented to help stabilize and provide liquidity to the financial system. However, the long-term effect that these or any other governmental program may have on the financial markets or our business or financial performance is unknown. A continuation or worsening of current financial market conditions could materially and adversely affect our business, financial condition, results of operations, access to credit or the trading price of our common stock.
Regulatory reform of the U.S. banking system may adversely affect us.
     On June 17, 2009, the Obama Administration announced a comprehensive plan for regulatory reform of the financial services industry. The plan set forth five separate initiatives that will be the focus of the regulatory reform, including requiring strong supervision and appropriate regulation of all financial firms, strengthening regulation of core markets and market infrastructure, strengthening consumer protection, strengthening regulatory powers to effectively manage failing institutions and improving international regulatory standards and cooperation.
     Other recent developments include:

•	the Federal Reserve’s proposed guidance on incentive compensation policies at banking organizations;

•	proposals to limit a lender’s ability to foreclose on mortgages or make such foreclosures less economically viable, including by allowing Chapter 13 bankruptcy plans to “cram down” the value of certain mortgages on a consumer’s principal residence to its market value and/or reset interest rates and monthly payments to permit defaulting debtors to remain in their home; and

•	accelerating the effective date of various provisions of the Credit Card Accountability Responsibility and Disclosure Act of 2009, which restrict certain credit and charge card practices, require expanded disclosures to consumers and provide consumers with the right to opt out of interest rate increases (with limited exceptions).

     These initiatives may increase our expenses or decrease our income by, among other things, making it harder for us to foreclose on mortgages. Further, the overall effects of these and other legislative and regulatory efforts on the financial markets remain uncertain and they may not have the intended stabilization results. These efforts may even have unintended harmful consequences on the U.S. financial system and our business. Should these or other legislative or regulatory initiatives have unintended effects, our business, financial condition, results of operations and prospects could be materially and adversely affected.
     In addition, we may need to modify our strategies and business operations in response to these changes. We may also incur increased capital requirements and constraints or additional costs to satisfy new regulatory requirements. Given the volatile nature of the current market and the uncertainties underlying efforts to mitigate or reverse disruptions, we may not timely anticipate or manage existing, new or additional risks, contingencies or developments in the current or future environment. Our failure to do so could materially and adversely affect our business, financial condition, results of operations and prospects.
Our net interest income could be negatively affected by the lower level of short-term interest rates, recent developments in the credit and real estate markets and competition in our primary market area.
     As a financial institution, our earnings significantly depend on our net interest income, which is the difference between the income that we earn on interest-earning assets, such as loans and investment securities, and the expense that we pay on interest-bearing liabilities, such as deposits and borrowings. Therefore, any change in general market interest rates, including changes resulting from changes in the Federal Reserve’s fiscal and monetary policies, affects us more than non-financial institutions and can have a significant effect on our net interest income and net income.
     The Federal Reserve reduced interest rates on three occasions in 2007 by a total of 100 basis points, to 4.25%, and by another 400 basis points, to a range of 0% to 0.25%, during 2008. Rates remained steady in 2009. On March 18, 2009, the Federal Reserve announced its decision to purchase as much as $300 billion of long-term treasuries in an effort to maintain low interest rates. A significant portion of our loans, including residential construction and development loans and other commercial loans, bears interest at variable rates. The interest rates on a significant part of these loans decrease when the Federal Reserve reduces interest rates, while the interest that we earn on our assets may not change in the same amount or at the same rates. Accordingly, increases in interest rates may reduce our net interest income. In addition, an increase in interest rates may decrease the demand for consumer and commercial credit, including real estate loans, which are a major component of our loan portfolio. Furthermore, increases in interest rates will add to the expenses of our borrowers, which may adversely affect their ability to repay their loans with us.

     Changes in the level of interest rates also may negatively affect our ability to originate real estate loans, the value of our assets and our ability to realize gains from the sale of our assets, all of which ultimately affect our earnings. A decline in the market value of our assets may limit our ability to borrow additional funds or result in our lenders requiring additional collateral from us under our loan agreements. As a result, we could be required to sell some of our loans and investments under adverse market conditions, upon terms that are not favorable to us, to maintain our liquidity. If those sales are made at prices lower than the recorded amounts of the investments and loans, we will incur losses. Changes in Federal Reserve Board policies and laws are beyond our control.
     Increased nonperforming loans and the decrease in interest rates reduced our net interest income during 2008 and 2009 and could cause additional pressure on net interest income in future periods. This reduction in net interest income may also be exacerbated by the high level of competition that we face in our primary market area in South Georgia. Any significant reduction in our net interest income could negatively affect our business and could have a material adverse impact on our capital, financial condition and results of operations.
We may fail to complete the proposed sale of our five South Georgia branches or realize the anticipated benefits of the disposition.
     The proposed sale of our five South Georgia branches is subject to a variety of conditions, including regulatory approvals for both the buyer and us. All regulatory applications have been filed with the appropriate regulators. The regulators may not grant these approvals as we anticipate, or the approvals may require material changes to the terms of the sale or otherwise contain material adverse conditions that would preclude closing the sale. Further, the parties may be unable to satisfy all the closing conditions. Even if we sell the braches as we expect, we may not realize the anticipated benefits to our capital and earnings.
We face strong competition from other financial services providers.
     We operate in competitive markets for the products and services we offer. The competition among financial services providers to attract and retain customers is strong. Customer loyalty can be easily influenced by a competitor’s new products, especially offerings that could provide cost savings or a higher return to the customer. Some of our competitors may be better able to provide a wider range of products and services over a greater geographic area. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other super-regional, national and international financial institutions that operate in our market areas and elsewhere. Moreover, this competitive industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Many of our competitors have fewer regulatory constraints and some have lower cost structures. While we believe we can and do successfully compete with these other financial institutions in our market areas, we may face a competitive disadvantage as a result of our smaller size, lack of geographic diversification and inability to spread our marketing costs across a broader market.
As of December 31, 2009, we are not considered “well capitalized” by our banking regulators. As a result, we are unable to access brokered deposits, which may adversely affect our liquidity and our ability to meet our obligations, including the payout of deposit accounts.
     As of December 31, 2009, the Bank did not meet the regulatory capital ratios required to meet “well-capitalized” standards. Because we do not have sufficient capital to maintain our “well capitalized” status, we are unable to renew any brokered certificates of deposit or attract new brokered certificates of deposit without prior regulatory approval. As of December 31, 2009, we had approximately $133 million in brokered deposits, which represented approximately 12.73% of our total deposits, a reduction from 18.39% as of December 31, 2008. If we are unable to continue to attract deposits and maintain sufficient liquidity, our ability to meet our obligations, including the payout of deposit accounts, may be adversely affected. If our liquidity becomes severely impaired and we are unable to meet our financial obligations, including the payout of deposit accounts, our banking regulators may subject the Bank to regulatory enforcement action, including receivership.
If we were to suffer loan losses similar to those predicted by a SCAP test, those losses could have a material adverse effect on our results of operation, our capital and the price, and market for, our common stock.
     The federal banking regulators, in connection with the Federal Reserve’s Supervisory Capital Assessment Program, or SCAP, administered a stress test to the nation’s 19 largest U.S. bank holding companies during the first quarter of 2009. Neither the Federal Reserve nor any other bank regulatory authority has administered a SCAP test to test our loan portfolio. The SCAP test attempts to assess the near-term capital needs of a company using a two-year cumulative loan loss assumption under two scenarios, a “baseline” scenario that assumed a consensus forecast for certain economic variables and a “more adverse” than expected scenario to project a more significant downturn. These scenarios use the assumptions developed by the Federal Reserve with input from the 19 largest U.S. bank holding companies and therefore do not reflect specific adjustments based on more current economic data reflective of the market areas in which our loans are located or the specific characteristics of our loan portfolio. After applying the SCAP methodology to our loan portfolio, our potential cumulative loan losses over the next two years under either scenario of the SCAP test would be significantly higher than the level of loan losses we have incurred historically.
     The results of the SCAP test involve many assumptions about the economy and future loan losses and default rates, and may not accurately reflect the impact on our financial condition if the economy does not improve or continues to deteriorate. Any continued deterioration of the economy could result in credit losses that are significantly higher than we have historically experienced or those that may be predicted by the SCAP test. Accordingly, if we were to suffer loan losses similar or higher in amounts to those that were predicted by the SCAP test, these losses could have a material adverse effect on our results of operation and on the price and market for our stock. In addition, these losses could reduce our capital and thus require us to seek additional capital on unfavorable terms.
Departures of our key personnel may harm our ability to operate successfully.
     Our success has been and continues to depend largely on the services of our senior management team, including our senior loan officers, and our board of directors, many of whom have significant relationships with our customers. Our success will depend, to a significant extent, on the continued service of these key personnel. The unexpected loss of any additional members of our senior management team could have an adverse effect on our financial condition and results of operations. We cannot be assured of the continued service of our senior management team or our board of directors.
Our new executive team may not be able to successfully work together to meet our business objectives, which would adversely affect our business.
     During our recent management restructuring, a significant number of our executive officers were promoted to positions of greater responsibility. Since their promotion, the new management team has devoted substantial efforts to significantly change our business strategy and related activities. While this new management team has previously worked together at PAB and the Bank, they have not worked together in their new positions and may not be able to successfully implement our strategy in this difficult economic environment. The failure of the new management team to address our new business objectives and strategy could materially adversely affect our business and our future operating results.
We may need to raise additional capital in the future, but that capital may not be available when we need it or may be dilutive.
     We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. We may at some point need to raise additional capital to support our operations and any future growth, as well as to protect against any further deterioration in our loan portfolio.
     Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time and on our financial performance. Recently, the volatility and disruption in the capital and credit markets have reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. If current levels of market disruption and volatility continue or worsen, our ability to raise additional capital may be disrupted. If we cannot raise additional capital when needed, our results of operations and financial condition may be adversely affected, and our banking regulators may subject the Bank to regulatory enforcement action, including receivership. In addition, the issuance of additional shares of our common stock will dilute the ownership interest of our common shareholders.

Diminished access to alternative sources of liquidity could adversely affect our net income, net interest margin and overall liquidity.
     We have historically had access to a number of alternative sources of liquidity, but given the recent and dramatic downturn in the credit and liquidity markets, we may not be able to obtain liquidity on terms that are favorable to us, or at all. As noted above, we are presently unable to renew any brokered certificates of deposit or attract new brokered certificates of deposit without prior regulatory approval. In addition, financial institutions may be unwilling to extend credit to banks because of concerns about the banking industry and the economy generally, and there may not be a viable market for raising equity capital. If our access to these sources of liquidity is diminished, or if it is only available on unfavorable terms, then our net income, net interest margin and overall liquidity could be adversely affected.
Fluctuations in our expenses and other costs may hurt our financial results.
     Our expenses and other costs, such as operating and marketing expenses, directly affect our earnings results. In light of the extremely competitive environment in which we operate, and because the size and scale of many of our competitors provides them with increased operational efficiencies, we must successfully manage those expenses. As our business develops, changes or expands, additional expenses can arise.
Higher FDIC deposit insurance premiums and assessments could adversely affect our financial condition.
     FDIC insurance premiums increased substantially in 2009, and we expect to pay significantly higher FDIC premiums in the future. As the large number of recent bank failures continues to deplete the Deposit Insurance Fund, the FDIC adopted a revised risk-based deposit insurance assessment schedule in February 2009, which raised deposit insurance premiums. The FDIC also implemented a five basis point special assessment of each insured depository institution’s assets minus Tier 1 capital as of June 30, 2009. This special assessment amount was capped at 10 basis points times the institution’s assessment base for the second quarter of 2009. The amount of our special assessment on September 30, 2009 was approximately $600,000. In addition, the FDIC required financial institutions, such as the Bank, to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010 through and including 2012 to re-capitalize the Deposit Insurance Fund, although the FDIC exempted the Bank from this prepayment requirement. The rule also provides for increasing the FDIC-assessment rates by three basis points effective January 1, 2011. If FDIC deposit insurance premiums and assessments continue to increase, it could adversely affect our financial condition.
We must respond to rapid technological changes, which may be more difficult or expensive than anticipated.
     If our competitors introduce new products and services embodying new technologies, or if new industry standards and practices emerge, our existing product and service offerings, technology and systems may become obsolete. Further, if we fail to adopt or develop new technologies or to adapt our products and services to emerging industry standards, we may lose current and future customers, which could have a material adverse effect on our business, financial condition and results of operations. The financial services industry is changing rapidly, and to remain competitive, we must continue to enhance and improve the functionality and features of our products, services and technologies. These changes may be more difficult or expensive than we anticipate.
Our directors and executive officers own a significant portion of our common stock.
     Our directors and executive officers, as a group, beneficially owned approximately 29% of our outstanding common stock as of February 28, 2010. As a result of their ownership, our directors and executive officers currently have the ability, by voting their shares in concert, to significantly influence the outcome of all matters submitted to our shareholders for approval, including the election of directors. Following this offering, however, our directors and executive officers will likely own a much smaller portion of our common stock. Accordingly, their ability to significantly influence the outcome of matters submitted to our shareholders for approval will likely be significantly diminished.

Risks Related to this Offering and our Common Stock
Our common stock trading volume has been low compared with larger bank holding companies.
     The trading volume in our common stock on the NASDAQ Global Select Market has generally been lower than other similarly sized bank holding companies since our shares began trading on the NASDAQ Global Select Market. Furthermore, this trading volume does not compare with more seasoned companies listed on other stock exchanges. Thus, the market in our common stock is somewhat limited in scope relative to some other companies, and a more active and liquid trading market for our common stock may not develop in the future. As a result, it may be more difficult for you to sell a substantial number of shares for the same price at which you could sell a smaller number of shares.
     Sales of substantial amounts of common stock in the market, or the potential for large amounts of sales in the market, may cause the price of our common stock to decline or impair our future ability to raise capital through sales of our common stock.
The price of our common stock may fluctuate significantly, which may make it difficult for you to resell common stock at times or at prices you find favorable.
     Our stock price has been volatile in the past, and several factors could cause the price to fluctuate substantially in the future. These factors include:

•	actual or anticipated variations in earnings;

•	changes in analysts’ recommendations or projections;

•	our announcements of developments related to our businesses;

•	operating and stock performance of other companies deemed to be peers;

•	actions by government regulators;

•	new technology used or services offered by traditional and non-traditional competitors; and

•	news reports of trends, concerns and other issues related to the financial services industry.

     Our stock price may fluctuate significantly in the future, and these fluctuations may be unrelated to our performance. General market price declines or market volatility in the future could adversely affect the price of our common stock, and the current market price of our common stock may not be indicative of future market prices.
     In addition, in recent months, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies and particularly those in the financial services and banking sector, including for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect our stock price, notwithstanding our operating results.
If we fail to continue to meet all applicable continued listing requirements of the NASDAQ Global Select Market and NASDAQ determines to delist our common stock, the market liquidity and market price of our common stock could decline, and our ability to access the capital markets could be negatively affected.
     Our common stock is listed on the NASDAQ Global Select Market. To maintain that listing, we must satisfy minimum financial and other continued listing requirements. For example, NASDAQ rules require that we maintain a minimum bid price of $1.00 per share for our common stock. Our common stock has recently traded near this minimum bid price requirement, and it may fall below the requirement in the future. If our stock price falls below $1.00 or we fail to meet other requirements for continued listing on the NASDAQ Global Select Market, and we are unable to cure the events of noncompliance in a timely or effective manner, our common stock could be delisted from the NASDAQ Global Select Market. If our common stock were threatened with delisting from the NASDAQ Global Select Market, we may, depending on the circumstances, seek to extend the period for regaining compliance with NASDAQ listing requirements by moving our common stock to the NASDAQ Capital Market. If our common stock is not eligible for quotation on another market or exchange, trading of our common stock could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink OTC Markets or the OTC Bulletin Board. In that event, it could become more difficult to dispose of, or obtain accurate quotations for the price of, our common stock, and there would likely also be a reduction in our coverage by the news media, which could cause the price of our common stock to decline further. In addition, the delisting of our common stock from a national exchange could materially adversely affect our access to the capital markets, and any limitation on market liquidity or reduction in the price of our common stock as a result of that delisting could adversely affect our ability to raise capital, if needed, on terms acceptable to us or at all.
This offering will substantially dilute the ownership of our existing shareholders, and the ownership of our common stock may change significantly.
     We intend to raise significant capital through this offering. Our directors and executive officers and individuals who reside in our markets currently hold a significant percentage of our common stock. Upon the successful completion of this offering, existing shareholders will be substantially diluted unless they purchase shares in this offering in an amount proportional to their existing ownership. As a result, following this offering a significant portion of our common stock will likely be held by individuals and institutions outside of our market area whose interests may differ significantly from our current shareholders. In addition, one or more individuals or institutions may seek to acquire a significant percentage of ownership in our common stock in this offering, subject to applicable regulatory approvals. If this occurs, those shareholders may be able to exert influence over management and affairs requiring shareholder approval, including approval of significant corporate transactions. Those shareholders may have interests that differ from those of our current shareholder base, and they may vote in a way with which our current shareholders disagree. Any concentration of ownership in our common stock may have the effect of delaying, preventing or deterring a change of control, depriving shareholders of an opportunity to receive a premium for their common stock as part of a sale of PAB or may ultimately affect the market price of our common stock.
Because our management will have broad discretion over the use of the net proceeds from the offering, you may not agree with how we use the proceeds, and we may not invest the proceeds successfully.
     We currently anticipate that we will use the net proceeds of this offering to improve our regulatory capital position, to invest in the Bank to improve its regulatory capital position and to retain the remainder of any proceeds at PAB for general corporate purposes. Our management may allocate the proceeds among these purposes as it deems appropriate. In addition, market factors may require our management to allocate portions of the proceeds for other purposes. Accordingly, you will be relying on the judgment of our management with regard to the use of the proceeds from this offering, and you will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. We may invest the proceeds in a way that does not yield a favorable, or any, return for us.
We suspended payment of dividends during the third quarter of 2008 and currently are not permitted to declare or pay any dividend without the prior written approval of our regulators. As a result, capital appreciation, if any, of our common stock may be your sole opportunity for gains on your investment for the foreseeable future.
     In the third quarter of 2008, we suspended payment of dividends on our common stock. In addition, as a result of the Written Agreement, we are not permitted to declare or pay any dividend without the prior written approval of our regulators. As a result, we currently cannot declare a dividend on our common shares. We do not expect to be granted a waiver or be released from this restriction until our financial performance improves significantly. Assuming our regulators permit us to pay dividends in the future, our ability to pay dividends will be limited by regulatory restrictions and the need to maintain sufficient consolidated capital. Holders of our common stock are only entitled to receive the dividends that our board of directors declares out of funds legally available for those payments.
If, as a result of this offering or otherwise, an entity holds as little as a 5% interest in our outstanding securities, that entity could, under certain circumstances, be subject to regulation as a “bank holding company.”
     Any entity, including a “group” composed of natural persons, owning or controlling with the power to vote 25% or more of our outstanding securities, or 5% or more if the holder otherwise exercises a “controlling influence” over us, may be subject to regulation as a “bank holding company” in accordance with the Bank Holding Company Act of 1956, as amended (the “BHC Act”). In addition, (a) any bank holding company or foreign bank with a U.S. presence may be required to obtain the approval of the Federal Reserve under the BHC Act to acquire or retain 5% or more of our outstanding securities and (b) any person not otherwise defined as a company by the BHC Act and its implementing regulations may be required to obtain the approval of the Federal Reserve under the Change in Bank

Control Act to acquire or retain 10% or more of our outstanding securities. Becoming a bank holding company imposes statutory and regulatory restrictions and obligations, such as providing managerial and financial strength for its bank subsidiaries. Regulation as a bank holding company could require the holder to divest all or a portion of the holder’s investment in our securities or those nonbanking investments that may be deemed impermissible or incompatible with bank holding company status, such as a material investment in a company unrelated to banking.
We may issue additional securities in the future, which would dilute your ownership if you did not, or were not permitted to, invest in the additional issuances.
     In the future, we may seek to raise capital through offerings of our common stock, preferred stock, securities convertible into common stock, or rights to acquire such securities or our common stock. Under our amended and restated articles of incorporation, we have additional authorized shares of common stock and preferred stock that we can issue from time to time at the discretion of our board of directors, without further action by the shareholders, except where shareholder approval is required by law or the NASDAQ Global Select Market. The issuance of any additional shares of common stock, preferred stock or convertible securities could be substantially dilutive to shareholders of our common stock. Moreover, to the extent that we issue restricted stock, restricted stock units, stock options, stock appreciation rights, options, or warrants to purchase our common stock in the future and those awards, rights, options, or warrants are exercised or as the restricted stock units vest, our shareholders may experience further dilution. Holders of our shares of common stock have no preemptive rights that entitle them to purchase their pro-rata shares of any offering of shares of any class or series and, therefore, our shareholders may not be permitted to invest in future issuances of our common stock and as a result will be diluted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
     Certain statements contained in, or incorporated by reference into, this prospectus are “forward-looking statements” within the meaning of the federal securities laws, including, without limitation, statements regarding our outlook on earnings, asset quality, projected growth, capital position, our plans regarding our nonperforming assets, business opportunities in our markets and economic conditions, and are based upon management’s beliefs as well as assumptions made based on data currently available to management. When we use words like “believe,” “intend,” “plan,” “may,” “continue,” “project,” “would,” “expect,” “estimate,” “could,” “should,” “will” and similar expressions, you should consider them as identifying forward-looking statements. These forward-looking statements are not guarantees of future performance, and a variety of factors could cause our actual results to differ materially from the anticipated or expected results expressed in these forward-looking statements. Many of these factors are beyond our ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. The following list, which is not intended to be an all-encompassing list of risks and uncertainties affecting us, summarizes several factors that could cause our actual results to differ materially from those anticipated or expected in these forward-looking statements:

•	general economic conditions (both generally and in our markets) may be less favorable than expected, resulting in, among other things, a continued deterioration in credit quality, a further reduction in demand for credit and/or a further decline in real estate values;

•	the results of our most recent internal stress test may not accurately predict the adverse effects on our financial condition if the economy were to continue to deteriorate;

•	the general decline in the real estate and lending market, particularly the market areas surrounding metropolitan Atlanta, may continue to negatively affect our financial results;

•	our ability to raise additional capital may be impaired if current levels of market disruption and volatility continue or worsen;

•	restrictions or conditions imposed by our regulators on our operations, including the terms of our written agreement with the Federal Reserve Board, may make it more difficult for us to achieve our goals;

•	legislative or regulatory changes, including changes in accounting standards and compliance requirements, may adversely affect the businesses in which we are engaged;

•	competitive pressures among depository and other financial institutions may increase significantly;

•	changes in the interest rate environment may reduce margins or the volumes or values of the loans we make;

•	competitors may have greater financial resources and develop products that enable those competitors to compete more successfully than we can;

•	our ability to attract and retain key personnel can be affected by the increased competition for experienced employees in the banking industry;

•	adverse changes may occur in the bond and equity markets;

•	war or terrorist activities may cause further deterioration in the economy or cause instability in credit markets;

•	we may not close the sale of five of our South Georgia branches when we anticipate or at all;

•	economic, governmental or other factors may prevent the projected population, residential and commercial growth in the markets in which we operate; and

•	we will or may continue to face the risk factors discussed from time to time in the periodic reports we file with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2009.

     We undertake no obligation to, and we do not intend to, update or revise these statements following the date of this filing, whether as a result of new information, future events or otherwise, except as may be required by law.

     All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this Cautionary Note. Our actual results may differ significantly from those we discuss in these forward-looking statements. For other factors, risks and uncertainties that could cause our actual results to differ materially from estimates and projections contained in these forward-looking statements, please read the “Risk Factors” section of this prospectus. Any forward-looking statement speaks only as of the date that the statement was made, and, except as required by law, we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect events or circumstances after the date on which we made the statement or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS
     We estimate that the net proceeds to us from the sale of our common stock in this offering, at a public offering price of $[•] per share, after deducting the underwriting discount and our estimated offering expenses, will be approximately $[•] million. If the underwriter exercises its over-allotment option in full, we estimate that our net proceeds will be approximately $[•] million. We intend to use the proceeds of this offering to improve our regulatory capital position, to invest in the Bank to improve its regulatory capital position and to retain the remainder of any proceeds at PAB for general corporate purposes. We believe a strengthened capital position will provide us with the flexibility to address our nonperforming assets, whether we choose to dispose of those assets or hold them until market conditions improve, as well as positioning us to take advantage of long-term strategic opportunities that may become available to us after our financial condition and economic conditions improve.
     Our management will retain broad discretion in deciding how to allocate the net proceeds of this offering. Until we designate the use of the net proceeds, we will invest them temporarily in liquid short-term securities. The precise amounts and timing of our use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors.

CAPITALIZATION
     The following table shows our:

•	historical consolidated capitalization at December 31, 2009;

•	pro forma consolidated capitalization after giving effect to the sale of our five South Georgia branches; and

•	pro forma consolidated capitalization after giving effect to the sale of our five South Georgia branches and the sale of [•] shares of common stock at a public offering price of $[•] per share and the receipt of net proceeds of $[•] million from the offering after deducting the estimated underwriting discount and the offering expenses and assuming the underwriter’s over-allotment option is not exercised.

     You should read this table in conjunction with “Selected Historical Consolidated Financial Data” and with our consolidated financial statements and the notes to those financial statements included in the documents incorporated by reference in this prospectus.

	As of December 31, 2009
	(unaudited)
	(in thousands)
			Pro Forma
		Pro Forma	Branch Sale &
	Actual	Branch Sale	Offering(1)
Long-term debt:
Trust preferred securities	$10,310	$10,310	$

Total long-term debt	10,310	10,310

Stockholders’ equity:
Preferred Stock, no par value; authorized 1,500,000 shares; no shares issued; no shares issued and outstanding pro forma	—	—
Common Stock[1], no par value; authorized 98,500,000 shares; 13,795,040 shares issued and outstanding; [ • ] shares issued and outstanding pro forma	1,217	1,217
Surplus	37,349	37,349
Retained earnings	11,295	11,695
Accumulated other comprehensive income	726	726

Total stockholders’ equity	50,587	50,987

Per share data:
Common shares outstanding	13,795,040	13,795,040
Tangible book value per common share	$3.67	$3.67	$

Capital ratios:
Tangible common equity to tangible assets	4.1%	4.5%	%
Tangible equity to tangible assets	4.1%	4.5%	%
Leverage ratio	4.7%	5.2%	%
Tier 1 risk-based capital ratio	6.8%	7.2%	%
Total risk-based capital ratio	8.1%	8.6%	%

(1)	If the underwriter exercises its over-allotment option in full, [•] shares of common stock would be sold, resulting in estimated net proceeds of $[•].

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND INFORMATION
     Our common stock is listed for quotation on the NASDAQ Global Select Market under the symbol “PABK.” As of February 26, 2010, we had 13,795,040 shares of common stock outstanding and approximately 2,145 shareholders of record. The last reported sales price of our common stock on March 8, 2010 was $1.22 per share.
     The table below provides, for the periods indicated, the high and low sales price per share of our common stock, as quoted on the NASDAQ Global Select Market, and the cash dividends declared per share.

	Year Ended				Year Ended				Year Ended
	December 31, 2009				December 31, 2008				December 31, 2007
	Low	High	Dividend		Low	High	Dividend		Low	High	Dividend
1st Quarter	$1.98	$4.90	*	*	$11.59	$14.02	$0.142		$17.40	$22.04	$0.145
2nd Quarter	$2.51	$4.20	*	*	$8.33	$14.40	$0.093	*	$17.30	$20.04	$0.145
3rd Quarter	$2.35	$3.69	*	*	$6.66	$9.02	**		$15.29	$18.63	$0.145
4th Quarter	$1.06	$3.35	*	*	$3.87	$6.95	**		$12.20	$17.06	$0.145

*	Plus a 2% stock dividend.

**	We suspended payments of our dividends in the third quarter of 2008.

     In the third quarter of 2008, we suspended payment of dividends on our common stock. Further, under the terms of the Written Agreement, we are not permitted to declare or pay any dividend without the prior written approval of our regulators. As a result, we currently cannot declare a dividend on our common shares. We do not expect to be granted a waiver or be released from this restriction until our financial performance improves significantly. Assuming our regulators permit us to pay dividends in the future, our ability to pay dividends will be limited by regulatory restrictions and the need to maintain sufficient consolidated capital. Holders of our common stock are only entitled to receive the dividends that our board of directors declare out of funds legally available for those payments. We can provide no assurances regarding whether, and if so when, we will be able to resume payments of dividends in the future.
     In addition, on September 4, 2009, we began exercising our right to defer quarterly interest payments on our Floating Rate Junior Subordinated Debentures we issued to PAB Bankshares Capital Trust II, a statutory business trust created for the sole purpose of issuing trust preferred securities and investing the proceeds in the debentures. We expect to defer the interest payments indefinitely. During this period of deferral, we are precluded from paying dividends on our common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
     The following table sets forth certain information regarding the shares of our common stock owned as of February 28, 2010, (a) by each person who beneficially owned more than 5% of the shares of our common stock, (b) by each of our directors and named executive officers, and (c) by all of our directors and executive officers as a group.

	Number of		Percentage
Name of Beneficial Owner(1)	Shares		Ownership(2)
R. Bradford Burnette	221,353	(3)	1.45
Dewar Family, L.P.	1,659,310	(4)	10.88
James L. Dewar, Jr.	2,932,616	(5)	19.22
R. Wesley Fuller	87,667	(6)	*
James W. Godbee, Jr.	38,354	(7)	*
Michael H. Godwin	95,997	(8)	*
GreenSky Trade Credit, LLC	1,240,000	(9)	8.13
David H. Hammond	3,747	(10)	*
George D. Henderson	67,198	(11)	*
Judith S. Kelly	26,178	(12)	*
Thompson Kurrie, Jr.	63,472	(13)	*
James B. Lanier, Jr.	53,833	(14)	*
John E. Mansfield, Jr.	155,495	(15)	1.02
Kennith D. McLeod	217,216	(16)	1.42
Douglas W. McNeill	241,313	(17)	1.58
Paul E. Parker	82,626	(18)	*
F. Ferrell Scruggs, Sr.	134,604	(19)	*
Nicole S. Stokes	5,065	(20)	*
Donald J. Torbert, Jr.	43,724	(21)	*
All directors and executive officers as a group (17 persons)	4,470,458		29.31

*	Less than 1 percent.

(1)	Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if he or she has or shares the power to vote or to direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities owned by such person’s spouse, children or relatives living in the same household. Accordingly, more than one person may be deemed to be a beneficial owner of the same securities. A person is also deemed to be a beneficial owner of any securities that such person has the right to acquire beneficial ownership of within 60 days. Unless otherwise indicated, the persons named in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The information as to beneficial ownership has been provided by the respective persons listed in the above table.

(2)	Based on 13,795,040 shares outstanding as of February 28, 2010 plus shares underlying outstanding stock options or warrants which are exercisable within 60 days of such date are deemed to be outstanding for purposes of calculating the percentage owned by such holder.

(3)	Includes 5,878 shares held by Mr. Burnette’s wife and 6,642 shares held for Mr. Burnette’s minor grandchildren by Mr. Burnette’s wife as custodian. Mr. Burnette disclaims beneficial ownership of those shares held by his wife. Also includes 20,000 common stock warrants and 12,232 options exercisable within 60 days.

(4)	The Dewar Family, L.P. is a limited partnership and Mr. Dewar, Jr., is its general partner. The mailing address is P.O. Box 2285, Valdosta, Georgia 31604.

(5)	Includes 1,659,310 shares owned by the Dewar Family, L.P. Mr. Dewar, Jr. is a general partner of the Dewar Family, L.P. and possesses the sole power to vote all shares owned by the limited partnership. Also includes 240,000 common stock warrants, 14,272 options exercisable within 60 days and 6,486 shares held by Mr. Dewar, Jr.’s wife. Includes 1,020 shares held by Mr. Dewar, Jr.’s wife and stepchildren. Mr. Dewar, Jr. disclaims beneficial ownership of the shares held by his wife and those held by his wife and stepchildren. Mr. Dewar, Jr.’s mailing address is P. O. Box 2285, Valdosta, Georgia 31604.

(6)	Includes 8,000 common stock warrants and 25,500 options exercisable within 60 days. Also includes 236 shares held by Mr. Fuller’s minor children, over which shares Mr. Fuller has custodial power.

(7)	Includes 8,000 common stock warrants and 673 options exercisable within 60 days.

(8)	Includes 16,000 common stock warrants and 8,968 options exercisable within 60 days.

(9)	Includes 240,000 common stock warrants. The mailing address for GreenSky Trade Credit, LLC is 1797 Northeast Expressway NE, Suite 100 Atlanta, Georgia 30329.

(10)	Includes 2,652 options exercisable within 60 days.

(11)	Includes 479 shares held by Mr. Henderson’s son, of which Mr. Henderson disclaims beneficial ownership. Also includes 8,000 common stock warrants and 17,034 options exercisable within 60 days.

(12)	Includes 12,472 options exercisable within 60 days.

(13)	Includes 10,400 common stock warrants and 6,120 options exercisable within 60 days.

(14)	Includes 4,000 common stock warrants and 14,272 options exercisable within 60 days.

(15)	Includes 98,461 shares held in a family partnership, of which shares Mr. Mansfield has sole voting power. Also, includes 8,000 common stock warrants, 6,112 options exercisable within 60 days and 1,582 shares held by Mr. Mansfield’s minor children, over which shares Mr. Mansfield has custodial power.

(16)	Includes 33,782 shares held by Mr. McLeod’s wife, of which shares Mr. McLeod disclaims beneficial ownership. Also includes 20,000 common stock warrants and 6,928 options exercisable within 60 days.

(17)	Includes 40,000 common stock warrants and 5,296 options exercisable within 60 days.

(18)	Includes 5,920 common stock warrants and 14,272 options exercisable within 60 days.

(19)	Includes 16,440 shares held by Mr. Scruggs’ wife, of which shares Mr. Scruggs disclaims beneficial ownership and 14,619 shares held by a family limited partnership. Also includes 8,000 common stock warrants and 14,272 options exercisable within 60 days.

(20)	Includes 3,467 options exercisable within 60 days.

(21)	Includes 800 common stock warrants and 31,254 options exercisable within 60 days.

DESCRIPTION OF CAPITAL STOCK
General
     Our amended and restated articles of incorporation authorize us to issue up to 300,000,000 shares of common stock, no par value per share, and 10,000,000 shares of preferred stock, no par value per share. As of February 26, 2010, there were 13,795,040 shares outstanding of our common stock, all of which were validly issued, fully paid and nonassessable.
     On September 9, 2009, our board of directors designated and issued, through the Private Placements, shares of two series of preferred stock entitled Contingent Convertible Perpetual Non-Cumulative Series A Preferred Stock and Contingent Convertible Perpetual Non-Cumulative Series B Preferred Stock. All of the preferred stock we issued in the Private Placements has converted into shares of our common stock, and no shares of preferred stock are currently outstanding.
     All shares of our common stock are entitled to share equally in dividends from funds legally available therefor, when, as and if declared by our board of directors. All shares of our common stock, upon our liquidation, dissolution or winding-up, whether voluntary or involuntary, shall be entitled to share equally and ratably in all of our assets legally available for distribution to the shareholders after payment of all of the our debts and liabilities and the liquidation preference of any outstanding preferred stock.
     Each share of our common stock is entitled to one vote in all matters that may be presented to the shareholders. The shares of our common stock are not convertible into any other security, nor are the shares subject to any call, assessment or redemption. There are no sinking fund provisions with respect to the shares of our common stock. The holders of the shares of our common stock do not have preemptive rights to subscribe to authorized but unissued shares of common stock.
Anti-Takeover Provisions
     The provisions of Georgia law and our amended and restated articles of incorporation and amended and restated bylaws, summarized below, may have anti-takeover effects, or may delay, defer or otherwise hinder a tender offer or other takeover attempt, including those attempts that might result in a premium over the market price for shares of common stock, or may make removal of our management more difficult.
     Authorized but Unissued Stock. Authorized but unissued shares of our common stock and preferred stock are available for issuance upon approval by our board of directors without further approval by our shareholders, except where shareholder approval is required by law or the NASDAQ Global Select Market. These shares are available for issuance for a range of corporate purposes, which may include public offerings to raise additional capital, acquisitions and employee benefits. Additionally, our board of directors could issue shares of stock to persons deemed friendly to our management, which may have the effect of discouraging or otherwise making more difficult an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
     Board of Directors. Our amended and restated bylaws provide that the number of directors shall be fixed from time to time by the majority vote of our directors, but may not be fewer than nine. Currently, there are 11 directors. Our amended and restated articles of incorporation and amended and restated bylaws divide the board of directors into three classes of directors serving staggered three-year terms. Because of these provisions, approximately one-third of our board of directors is elected at each annual meeting of the shareholders. Together with the ability of the remaining directors to fill vacancies, an effect of the classified board of directors may make it more difficult for shareholders to alter the composition of our board of directors. It may require at least two annual meetings of shareholders for our shareholders to change a majority of the directors, whether or not a majority of our shareholders believes that such a change would be desirable.
Transfer Agent and Registrar
     Registrar and Transfer Company serves as the transfer agent for our common stock. Its address is 10 Commerce Drive Cranford, NJ 07016 and its phone number is (908) 497-2300.
Listing
     Our common stock is listed on the NASDAQ Global Select Market under the ticker symbol “PABK.”

UNDERWRITING
     We are offering the shares of our common stock described in this prospectus in an underwritten offering in which Sandler O’Neill & Partners, L.P. is acting as sole underwriter. We will enter into an underwriting agreement with Sandler O’Neill & Partners, L.P. with respect to the common stock being offered. Subject to the terms and conditions contained in the underwriting agreement, Sandler O’Neill & Partners, L.P. has agreed to purchase all of the shares of our common stock being offered by this prospectus:

Number
of Shares
Sandler O’Neill & Partners, L.P.
Total
     The underwriting agreement provides that the underwriter’s obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us are true and agreements have been performed;

•	there is no material adverse change in the financial markets or in our business; and

•	we deliver customary closing documents.

     Subject to these conditions, the underwriter is committed to purchase and pay for all shares of our common stock offered by this prospectus, if any such shares are purchased. However, the underwriter is not obligated to take or pay for the shares of our common stock covered by the underwriter’s over-allotment option described below, unless and until that option is exercised.
     Over-Allotment Option. We have granted the underwriter an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of [•] additional shares of common stock at the public offering price, less the underwriting discount set forth on the cover page of this prospectus. We will be obligated to sell these shares of common stock to the underwriter to the extent the over-allotment option is exercised. The underwriter may exercise this option only to cover over-allotments, if any, made in connection with the sale of our common stock offered by this prospectus.
     Commissions and Expenses. The underwriter proposes to offer our common stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $[•] per share. The underwriter may allow, and the dealers may re-allow, a concession not in excess of $[•] per share on sales to other brokers and dealers. After the public offering of our common stock, the underwriter may change the offering price, concessions and other selling terms.
     The following table shows the per share and total underwriting discount and commissions that we will pay to the underwriter and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase additional shares of our common stock.

		Total Without	Total With Full
		Over-Allotment	Over-Allotment
	Per Share	Exercise	Exercise
Public offering price
Underwriting discount(1)
Proceeds to us (before expenses)

(1)	The underwriting discount is $[•] per share, except with respect to up to an aggregate maximum purchase price of $[•] reserved for sale to our officers, directors and employees for which the underwriting discount is $[•] per share.

     In addition to the underwriting discount, we will reimburse the underwriter for its reasonable out-of-pocket expenses up to $200,000, incurred in connection with its engagement as underwriter, regardless of whether this offering is consummated, including, without limitation, legal fees and expenses, marketing, syndication and travel expenses. We estimate that the total expenses of this offering, exclusive of the underwriting discounts and commissions, will be approximately $[•], and are payable by us.

     Indemnity. We have agreed to indemnify the underwriter, and persons who control the underwriter, against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriter may be required to make in respect of these liabilities.
     Lock-Up Agreement. We and each of our directors and executive officers, have agreed, for a period of 90 days after the date of this prospectus, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to sell, make any short sale or otherwise dispose of or hedge, directly or indirectly, any common shares or securities convertible into, exchangeable or exercisable for any common shares or warrants or other rights to purchase our common shares or other similar securities without, in each case the prior written consent of Sandler O’Neill & Partners, L.P. These restrictions are expressly agreed to preclude us, and our executive officers and directors, from engaging in any hedging or other transactions or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common shares, whether the transaction would be settled by delivery of common shares or other securities, in cash or otherwise. The 90-day restricted period described above will be automatically extended if (1) during the last 18 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) before the expiration of the 90-day restricted period, we announce we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day restricted period, in which case the restricted period will continue to apply until the expiration of the 18 day period beginning on the date on which the earnings release is issued or the material news or material event related to us.
     Stabilization. In connection with this offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•	Over-allotment transactions involve sales by the underwriter of shares of common stock in excess of the number of shares the underwriter is obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by exercising its over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which it may purchase shares through exercise of the over-allotment option. If the underwriter sells more shares than could be covered by exercise of the over-allotment option and, therefore, has a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

     These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriter makes any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the NASDAQ Global Select Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.
     Passive Market Making. In connection with this offering, the underwriter and selected dealers, if any, who are qualified market makers on the NASDAQ Global Select Market, may engage in passive market making transactions in our common stock on the NASDAQ Global Select Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriter and other dealers are not required to engage in passive market making and may end passive market making activities at any time.
     Our Relationship with the Underwriter. Sandler O’Neill & Partners, L.P., including some of their affiliates, have performed and expect to continue to perform financial advisory and investment banking services for us in the ordinary course of its businesses, and may have received, and may continue to receive, compensation for those services.
     Our common stock is being offered by the underwriter, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of certain legal matters by counsel for the underwriter and other conditions.
EXPERTS
     The consolidated financial statements of PAB as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009, appearing in PAB’s Annual Report on Form 10-K for the year ended December 31, 2009 have been incorporated by reference herein in reliance upon the report of Mauldin & Jenkins, LLC, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
LEGAL MATTERS
     The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Troutman Sanders LLP, Atlanta, Georgia. Certain legal matters relating to the sale of the common stock offered hereby will be passed upon for the underwriter by Nelson Mullins Riley & Scarborough LLP, Atlanta, Georgia.
INCORPORATION BY REFERENCE
     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents filed separately with the SEC. The information we incorporate by reference is an important part of this prospectus. We incorporate by reference the documents listed below, except to the extent that any information contained in those documents is deemed “furnished” in accordance with SEC rules. The documents we incorporate by reference include:

•	Annual Report on Form 10-K for the year ended December 31, 2009;

•	Current Reports on Form 8-K filed January 29, 2010 and February 25, 2010; and

•	Our Definitive Proxy Statements on Schedule 14A, filed May 26, 2009 and December 28, 2009.

     Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

     You may request a copy of any of these filings at no cost, by writing or telephoning us at the following address or telephone number:
PAB Bankshares, Inc.
3250 North Valdosta Road
Valdosta, Georgia 31602
(229) 241-2775
     We have filed with the SEC a registration statement under the Securities Act with respect to the common stock offered hereby. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the registration statement. Such information can be examined without charge at the public reference facilities of the SEC located at 100 F. Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the SEC at prescribed rates. The SEC telephone number is 1-800-SEC-0330. In addition, the SEC maintains a web site (www.sec.gov) that contains periodic reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including us. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions of the material terms of, and should be read in conjunction with, such contract or document.
     In addition, we make available, without charge, through our website, www.pabbankshares.com, electronic copies of our filings with the SEC, including copies of annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these filings, if any. Information on our website should not be considered a part of this prospectus, and we do not intend to incorporate into this prospectus any information contained in our website.

[•] Shares
Common Stock
PROSPECTUS
[•], 2010

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.

SEC registration fee	$6,061
FINRA filing fee	$9,000
NASDAQ Global Select Market listing fee	$5,000
*Accounting fees and expenses	$50,000
*Legal fees and expenses	$250,000
*Printing and engraving expenses	$25,000
*Miscellaneous	$4,939

*Total	$350,000

*	Estimated pursuant to Item 511 of Regulation S-K.
Item 14. Indemnification of Directors and Officers.
     Under our Amended and Restated Articles of Incorporation and our Amended and Restated Bylaws, each of our directors and officers has the right to be indemnified by us to the maximum extent permitted by law against (i) actual and reasonable expenses incurred in connection with any threatened, pending or completed civil, criminal, administrative, investigative or arbitrative action, suit or proceeding seeking to hold the person liable by reason of his or her actions in such capacity and (ii) actual and reasonable payments made by the person in connection with the defense or settlement of such action or suit, subject to certain limitations. This right to indemnification includes the right to the advancement of reasonable expenses by us, to the maximum extent permitted by law.
     Pursuant to the Georgia Code, a Georgia corporation has the power to indemnify its directors and officers provided that they act in good faith and reasonably believe that their conduct was lawful and in the corporation’s best interest (or not opposed thereto), as set forth in the Georgia Code. Under the Georgia Code, a corporation must indemnify a director or officer who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he or she is or was a director or officer, against reasonable expenses incurred by the director or officer in connection with the proceeding. The Georgia Code permits a corporation to pay for or reimburse reasonable expenses in advance of final disposition of an action, suit or proceeding only upon: (i) the director’s certification that he or she acted in good faith and in the corporation’s best interest (or not opposed thereto); and (ii) the director furnishing a written undertaking to repay the advance if it is ultimately determined that he or she did not meet this standard of conduct.
     Under our Amended and Restated Articles of Incorporation, no director of PAB will be liable to us or our shareholders for monetary damages for breach of his or her fiduciary duty as a director, to the maximum extent permitted by law.
     The Georgia Code also empowers a corporation to provide insurance for directors and officers against liability arising out of their positions, even though the insurance coverage may be broader than the corporation’s power to indemnify. We maintain directors and officers’ liability insurance for the benefit of our directors and officers.
Item 15. Recent Sales of Unregistered Securities.
     PAB Bankshares, Inc. announced on September 9, 2009 that it completed two Private Placements of an aggregate $13,412,000 of additional capital that are being used to support the operations of The Park Avenue Bank, PAB’s wholly owned banking subsidiary (the “Bank”). The Private Placements included approximately $8.3 million of PAB’s “Series A Contingent Convertible Perpetual Non-cumulative Preferred Stock,” no par value per share (the “Series A Preferred Stock”), along with an additional approximate $5.1 million of PAB’s “Series B Contingent Convertible Perpetual Non-cumulative Preferred Stock,” no par value per share (the “Series B Preferred Stock”). The terms of the Series A Preferred Stock are more fully described in “Item 1.01 Entry into a Material Definitive Agreement” of PAB’s Current Report on Form 8-K filed March 10, 2009, which is incorporated herein by reference, and are contained in the Articles of Amendment filed as Exhibit 3.1 to the same Current Report on Form 8-K. The terms of the Series B Preferred Stock are more fully described in “Item 1.01 Entry into a Material

Definitive Agreement” of PAB’s Current Report on Form 8-K filed September 15, 2009, which is incorporated herein by reference, and are contained in the Articles of Amendment filed as Exhibit 3.1 to the same Current Report on Form 8-K.
     As a result of shareholder approval of the issuance of more than 20% of our outstanding common stock upon conversion of the preferred stock that we obtained at our 2009 Annual Meeting of Shareholders held on June 23, 2009, both series of the preferred stock were immediately converted into shares of common stock at a conversion price of $3.00 per share. Also, upon conversion, the investors received warrants to purchase additional shares of common stock equal to 30% of the aggregate value of their investment. Accordingly, no shares of the Series A Preferred Stock or Series B Preferred Stock are outstanding.
     PAB conducted the Private Placements of the Series A Preferred Stock and the Series B Preferred Stock to the investors in reliance upon an exemption from the registration requirements of Section 5 of the Securities Act, afforded by Section 4(2) thereunder, and, in particular, the safe harbor provisions afforded by Regulation D (“Regulation D”), as promulgated thereunder. Each of the investors represented to PAB that he or she is an “accredited investor” as defined in Rule 501(a) of Regulation D.
     PAB paid the placement agent for the Private Placements, Sandler O’Neill & Partners, L.P., total commissions of approximately $280,000. PAB is using and expects to use the net proceeds of the Private Placements, which it estimates to be approximately $12.6 million, to increase the Bank’s capital and for general corporate purposes.
Item 16. Exhibits and Financial Statement Schedules.

Exhibit
Number		Description

1.1	**	Form of Underwriting Agreement

2.1
Purchase and Assumption Agreement between HeritageBank of the South and The Park Avenue Bank dated as of February 23, 2010 (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed February 25, 2010).

3.1		Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009).

3.2		Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed May 18, 2009).

4.1
Amended and Restated Trust Agreement among PAB Bankshares, Inc., as Depositor, Wilmington Trust Company, as Property Trustee and Delaware Trustee, and the Administrative Trustees named therein dated as of October 5, 2006 (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed October 6, 2006).

4.2
Junior Subordinated Indenture between PAB Bankshares, Inc. and Wilmington Trust Company, as Trustee dated as of October 5, 2006 (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K filed October 6, 2006).

4.3
Guarantee Agreement between PAB Bankshares, Inc., as Guarantor, and Wilmington Trust Company, as Guarantee Trustee dated as of October 5, 2006 (incorporated by reference to Exhibit 4.3 to the Registrant’s Current Report on Form 8-K filed October 6, 2006).

4.4	***	Specimen Certificate for Shares of Common Stock.

5.1	**	Form of opinion of Troutman Sanders LLP.

2

Exhibit
Number	Description

10.1
PAB Bankshares, Inc. Fourth Amended and Restated Dividend Reinvestment and Common Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007).

10.2	PAB Bankshares, Inc. 1994 Employee Stock Option Plan, as amended (incorporated by reference to Exhibit 10.3 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1998).

10.3
Form of Executive Salary Continuation Agreement, with attached Schedule of Terms (incorporated by reference to Exhibit 10.5 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1998).

10.4
PAB Bankshares, Inc. 1999 Stock Option Plan, as amended and restated (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-8 (No. 333-137316) filed with the Commission on September 14, 2006).

10.5
Rescission Agreement, dated December 31, 2001, by and between R. Bradford Burnette and the Registrant (incorporated by reference to Exhibit 10.10 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001).

10.6
PAB Bankshares, Inc. Employee and Director Stock Purchase Program, dated July 1, 2002 and amended March 25, 2003 (incorporated by reference to Exhibit 10.9 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002).

10.7
Employment Agreement, dated May 1, 2008, by and between M. Burke Welsh, Jr., the Bank and the Registrant (incorporated by reference to Exhibit 10.9 to the Registrant’s Current Report on Form 8-K filed May 5, 2008).

10.8
Employment Agreement, dated January 1, 2003, by and between R. Wesley Fuller and the Bank (incorporated by reference to Exhibit 10.12 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002).

10.8.1
First Amendment to Employment Agreement, dated May 1, 2008, by and between R. Wesley Fuller and the Bank (incorporated by reference to Exhibit 10.10.1 to the Registrant’s Current Report on Form 8-K filed May 5, 2008).

10.9
Employment Agreement, dated January 1, 2003, by and between Donald J. Torbert, Jr. and the Bank (incorporated by reference to Exhibit 10.13 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002).

10.9.1
First Amendment to Employment Agreement, dated August 26, 2003, by and between Donald J. Torbert, Jr. and the Bank (incorporated by reference to Exhibit 10.15 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2003).

3

Exhibit
Number	Description

10.9.2
Second Amendment to Employment Agreement, dated May 1, 2008, by and between Donald J. Torbert, Jr. and the Bank (incorporated by reference to Exhibit 10.11.2 to the Registrant’s Current Report on Form 8-K filed May 5, 2008).

10.10
Employment Agreement, dated May 1, 2008, by and between George D. Henderson, the Bank and the Registrant (incorporated by reference to Exhibit 10.14 to the Registrant’s Current Report on Form 8-K filed May 5, 2008).

10.11
Written Agreement with the Federal Reserve Bank of Atlanta and the Georgia Department of Banking and Finance, dated July 14, 2009 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed July 20, 2009).

10.12	Form of Amendment to Investment Agreement (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009).

10.13
Compensatory Arrangement with Thompson Kurrie, Jr. dated April 28, 2009, the terms of which are described on the Registrant’s Current Report on Form 8-K dated April 28, 2009 (incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009).

10.14
Employment Termination Agreement among PAB Bankshares, Inc., The Park Avenue Bank and M. Burke Welsh, Jr., dated April 6, 2009 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed April 7, 2009).

10.15
Consulting Agreement among PAB Bankshares, Inc., The Park Avenue Bank and M. Burke Welsh, Jr., dated April 6, 2009 (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed April 7, 2009).

10.16	Form of Investment Agreement for Series B Preferred Stock (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed September 15, 2009).

10.17
Employment Agreement, dated October 28, 2008, by and between Nicole S. Stokes, the Bank and the Registrant (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed October 1, 2009).

10.18	Form of Investment Agreement for Series A Preferred Stock (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009).

10.19
Form of Amendment to Investment Agreement for Series A Preferred Stock (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009).

21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008).

23.1*	Consent of Mauldin & Jenkins, LLC.

24.1***	Power of Attorney.

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*	Filed herewith.

**	To be filed by amendment.

***	Previously filed.

Item 17. Undertakings.
     The undersigned registrant hereby undertakes:
     (1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
     (2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1), or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
     (3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Valdosta, State of Georgia, on March 9, 2010.

PAB BANKSHARES, INC.
By:	/s/ Donald J. Torbert, Jr.
Donald J. Torbert, Jr.
President and Chief Executive Officer: (Principal Executive Officer)

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Donald J. Torbert, Jr. Donald J. Torbert, Jr.	President and Chief Executive Officer (Principal Executive Officer)	March 9, 2010

/s/ Nicole S. Stokes Nicole S. Stokes	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 9, 2010

* R. Bradford Burnette	Director	March 9, 2010

* James L. Dewar, Jr.	Director	March 9, 2010

* James W. Godbee, Jr.	Director	March 9, 2010

* Michael H. Godwin	Director	March 9, 2010

*	Director	March 9, 2010
Thompson Kurrie, Jr.

* James B. Lanier, Jr.	Director	March 9, 2010

* John E. Mansfield, Jr.	Director	March 9, 2010

* Kennith D. McLeod	Director	March 9, 2010

* Douglas W. McNeill	Director	March 9, 2010

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Signature	Title	Date

* Paul E. Parker	Director	March 9, 2010

* F. Ferrell Scruggs, Sr.	Director	March 9, 2010

* By:	/s/ Donald J. Torbert, Jr. Attorney-in-fact

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EXHIBIT INDEX

Exhibit
Number	Description

23.1	Consent of Mauldin & Jenkins, LLC.